Exhibit 99.2

Notice of Annual and Special Meeting of Shareholders

and Management Information Circular

May 4, 2005

The Thomson Corporation

Table of Contents

Notice of Annual and Special Meeting of Shareholders

Management Information Circular

Voting Questions and Answers

Principal Shareholder

Business of the Meeting

• Financial Statements

• Election of Directors

• Appointment of Auditors

• 2005 Employee Stock Purchase Plans

• Amended and Restated 2000 Stock Incentive Plan

Executive Compensation

Report on Executive Compensation

Performance Graph

Compensation of Directors

Indebtedness of Officers, Directors and Employees

Directors’ and Officers’ Indemnification and Insurance

Statement of Corporate Governance Practices

Additional Information

Directors’ Approval

Annex A – 2005 U.S. Employee Stock Purchase Plan

Annex B – 2005 Global Employee Stock Purchase Plan

Annex C – Amended and Restated 2000 Stock Incentive Plan

Notice of Annual and Special Meeting of Shareholders of The Thomson Corporation

Date

Wednesday, May 4, 2005

Time

12:00 p.m. (EDT)

Place

Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada

Business

The business of the meeting is to:

•                 receive the consolidated financial statements of the company for the year ended December 31, 2004 and the auditors’ report on those statements;

•                 elect directors;

•                 appoint auditors and authorize the directors to fix their remuneration;

•                 consider, and if thought fit, approve new 2005 employee stock purchase plans;

•                 consider, and if thought fit, approve the amended and restated 2000 stock incentive plan; and

•                 transact any other business properly brought before the meeting.

At the meeting, we will also discuss our 2004 business results. The management information circular included with this notice is your guide to understanding the business to be considered at the meeting.

Record Date

You are entitled to vote if you were a Thomson shareholder as of 5:00 p.m. (EST) on Wednesday, March 16, 2005.

Voting

Please vote by proxy on the matters to be considered at the meeting if it is not convenient for you to attend in person. The enclosed proxy form contains instructions on how to complete and send your voting instructions by mail, telephone, Internet or fax. Instructions are also included in the circular. Our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (EDT) on Monday, May 2, 2005 or, if the meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

Please visit www.thomson.com for more information about Thomson.

By order of the Board,

/s/ David W. Binet
David W. Binet
Secretary to the Board of Directors

March 24, 2005

If you wish to receive (or continue to receive) quarterly financial statements and related management’s discussion and analysis (MD&A) by mail during 2005, you must mark the request box on your proxy form. If you do not mark the box, quarterly reports will not be sent to you. Non-registered shareholders who hold their interests through a U.S. intermediary must complete and return the enclosed request form in order to receive these reports. For more information on non-registered shareholders and registered shareholders, please see page 3 of the accompanying management information circular. Financial results are announced by news release and are available on the Thomson website at www.thomson.com.

Management Information Circular

About this Document and Related Proxy Materials

We are providing this circular and proxy materials to you in connection with The Thomson Corporation’s annual and special meeting of shareholders on May 4, 2005. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote.

This circular describes the items to be voted on at the meeting and the voting process and provides information about executive compensation and our corporate governance practices.

Please see the “Voting Questions and Answers” section below for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

Unless otherwise indicated, all amounts in this circular are in U.S. dollars and information is as of March 16, 2005.

Voting Questions and Answers

What is the business of the meeting?

At the meeting, shareholders are voting on four items: (1) the election of directors; (2) the appointment of auditors of the company and the authorization of the directors to fix the auditors’ remuneration; (3) new 2005 employee stock purchase plans; and (4) an amended and restated 2000 stock incentive plan. We are not aware of any other matters to be considered at the meeting. However, you may also vote on any other business that may properly come before the meeting.

Who can vote?

Holders of common shares as of 5:00 p.m. (EST) on March 16, 2005 are entitled to vote at the meeting. Each common share is entitled to one vote. On March 16, 2005, there were 655,346,472 common shares outstanding.

If you want to vote shares acquired after March 16, 2005 at the meeting, you must request Computershare in writing to include you on the list of shareholders entitled to vote at the meeting and you must produce properly endorsed share certificates or establish in some other way that you owned the shares before 5:00 p.m. (EDT) on April 22, 2005.

How do I vote?

You should first determine whether you are a registered shareholder or a non-registered shareholder.

•    You are a registered shareholder if your name appears on your share certificates. If you are a registered shareholder, you can vote either:

•                  In person at the meeting; or

•                  By submitting your voting instructions by proxy, which means that you give another person authority to vote on your behalf.

•    You are a non-registered shareholder if your name does not appear on your share certificates. For example, you are a non-registered shareholder if your shares are held in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian). If you are a non-registered shareholder, please see page 4 for information on how to vote your shares.

If I am a registered shareholder, how do I vote in person?

You do not need to do anything except attend the meeting. Do not complete or return the proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare when you arrive at the meeting. If you wish to vote shares registered in the name of a corporation, the corporation must submit a properly executed proxy to Computershare appointing you to vote the shares on behalf of the corporation.

If I am a registered shareholder, how do I vote by proxy?

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting in one of two ways:

•    You can authorize the management representatives named on the enclosed proxy form to vote your shares. If you choose this option, there are four ways you can give voting instructions:

•                  Mail. Complete the enclosed proxy form by indicating how you want your shares voted. Sign, date and return the proxy form in the envelope provided. Computershare’s address for receiving proxies is 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 Canada.

•                  Telephone (Canada and the United States only). Call the toll free number on the enclosed proxy form using a touchtone telephone and follow the voice instructions. Please have your Control Number, Holder Account Number and Access Number ready to convey your voting instructions on the telephone. These numbers are located on the front of the enclosed proxy form. If your proxy form does not contain a Control Number, Holder Account Number and Access Number, you will not be able to vote by telephone.

•                  Internet. Follow the instructions on the enclosed proxy form in order to vote your shares through the Internet. Please have your proxy form with you when you are ready to vote, as it contains the information you will need to do this.

•                  Fax. Complete the enclosed proxy form by indicating how you want your shares voted. Sign and date the proxy form. Fax the completed proxy form to Computershare at 416.263.9524 or toll free in Canada and the United States only at 1.866.249.7775; or

•    You may appoint another person to attend the meeting on your behalf and vote your shares. If you choose this option, you can appoint your proxy by mail, fax or through the Internet. If you mail or fax the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you may indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided or fax the proxy form as described above. You may also appoint another person to be your proxyholder and indicate how you want your shares voted through the Internet as described above. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received by 5:00 p.m. (EDT) on Monday, May 2, 2005.

If I am a non-registered shareholder, how do I vote my shares?

As mentioned above, you are a non-registered shareholder if your shares are held in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian).

There are two ways that you can vote your shares:

•   In person. If you wish to attend the meeting and vote in person, you should do one of the following:

•                  If you have received a proxy form from your intermediary, insert your own name in the blank space provided in the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the form, you must sign and date it. Follow your intermediary’s instructions for returning the proxy form. Do not otherwise complete the form as your vote will be taken at the meeting; or

•                  If you have received a voting instruction form from your intermediary, follow your intermediary’s instructions for completing the form.

•   By proxy. If it is not convenient for you to attend the meeting, you should do one of the following:

•                  If you received a proxy form from your intermediary, you may vote by authorizing the management representatives named on the form to vote your shares. If you choose this option, you may complete the proxy form by indicating how you want your shares to be voted. If the intermediary has not signed the proxy form, you must sign and date it. Return the completed proxy form as instructed on the form. Alternatively, you may appoint another person to attend the meeting on your behalf and vote your shares by printing that person’s name in the blank space on the form and indicating how you want your shares to be voted. The person you choose does not have to be another shareholder. The person named on the form must attend the meeting and vote on your behalf in order for your votes to be counted; or

•                  If you have received a voting instruction form from your intermediary, follow your intermediary’s instructions for completing the form. If you received a voting instruction form from ADP Investor Communication Services, you will be able to vote by telephone or through the Internet at www.proxyvotecanada.com (if you are a non-registered shareholder holding through a Canadian intermediary) or www.proxyvote.com (if you are a non-registered shareholder holding through a U.S. intermediary).

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares in accordance with your instructions if you have completed and signed the enclosed proxy form correctly and delivered it to Computershare.

If you have specified how to vote on a particular matter, then your proxyholder must vote your shares accordingly. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed the management representatives named on the enclosed proxy form as your proxyholder, and you have not specified how you want to vote, your shares will be voted as follows:

•    FOR the election as directors of the nominees set out in this circular;

•    FOR the appointment of PricewaterhouseCoopers LLP as the auditors of the company and the authorization of the directors to fix their remuneration;

•    FOR the approval of the new 2005 employee stock purchase plans; and

•    FOR the approval of the amended and restated 2000 stock incentive plan.

What happens if any amendments are made to these matters or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit.  As of the date of the printing of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

If you are a registered shareholder and you have returned a proxy form or given voting instructions, you may revoke them in any of the following ways:

•    By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare;

•    By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

•                  At the offices of Computershare at any time before 5:00 p.m. (EDT) on May 3, 2005, or, if the meeting is adjourned, the business day before any adjourned meeting; or

•                  To the chairman of the meeting before the meeting starts; or

•    In any other manner permitted by law.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction (or a waiver of the right to receive meeting materials and to vote) given to your intermediary at any time by written notice to the intermediary, provided that the revocation is received by the intermediary at least seven days before the meeting. If your revocation is not received by that time, your intermediary is not required to act on it.

How many votes are required for approval?

A simple majority of votes cast, in person or by proxy, is required to approve each of the items specified in the notice of meeting which accompanies this circular.

Who is soliciting my proxy?

Our company’s management is soliciting your proxy for use at the meeting and any adjourned meeting. We are soliciting proxies by mail and our employees may also solicit them personally. We are paying all costs of solicitation.

Is my vote confidential?

Yes. Computershare independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Does Thomson provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our registered and non-registered shareholders. Under this program, an e-mail notification is sent advising you that documents (such as this circular and our annual report) which must be delivered under applicable securities law are available on our website. We believe that electronic delivery will benefit the environment and reduce our costs. If this approach is not suitable for you, we will continue to provide paper copies of documentation to you.

How can I enroll for electronic delivery?

If you are a registered shareholder and wish to enroll for electronic delivery of documents, please go to Computershare’s website at www.computershare.com and click “Investors” and then “Electronic Shareholder Communications.” You will need your Control Number, Holder Account Number and Access Number. You can find these numbers on the proxy form provided in your package.

If you are a non-registered shareholder and wish to enroll for electronic delivery of documents, please go to ADP Investor Communication Services’ website at www.investordeliverycanada.com (for non-registered shareholders holding through a Canadian intermediary) or www.investordelivery.com (for non-registered shareholders holding through a U.S. intermediary) for more instructions and to register. You will need your Control Number or Enrollment Number. You can find this number on the proxy form provided in your package.

Principal Shareholder

The Woodbridge Company Limited, or Woodbridge, is our principal shareholder. On March 16, 2005, Woodbridge beneficially owned 418,597,440 of our common shares, or 63.87%.

Woodbridge is a private holding company that is the primary investment vehicle for Kenneth R. Thomson and other members of the family of the late first Lord Thomson of Fleet. Mr. Thomson, a director of our company, controls Woodbridge and other companies that beneficially owned 30,180,176 of our common shares on March 16, 2005. Through Woodbridge and these other companies, Mr. Thomson controls an aggregate of 448,777,616 of our common shares, or 68.48%.

Note 23 to our 2004 consolidated financial statements provides information on certain transactions that we entered into with Woodbridge and certain of its affiliates in 2003 and 2004.

To the knowledge of our company, no other person or company beneficially owns, directly or indirectly, 10% or more of our common shares.

Business of the Meeting

Financial Statements

Our consolidated financial statements for the year ended December 31, 2004 are included in the annual report mailed to shareholders with the notice of annual and special meeting of shareholders and this circular.

Election of Directors

At the meeting, 16 directors are proposed to be elected. All of the nominees, except for Ms. Mary A. Cirillo, are currently directors of our company. Mr. John F. Fraser, O.C., is currently a director, but has decided not to stand for re-election after 16 years of dedicated service. Each director elected will hold office until the next annual meeting of shareholders or until the director resigns or a successor is elected or appointed. Management does not believe that any of the nominees will be unable to serve as a director but, if that occurs for any reason before the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

The following provides information regarding each of the nominees, including the number of shares beneficially owned directly or indirectly by them, or over which they exercised control or direction, and the number of deferred share units and options held by them on March 16, 2005. Information regarding common shares beneficially owned does not include common shares that may be obtained through the exercise of options. Information as to shares beneficially owned or under control or direction is not within the knowledge of our company and has been provided to us by each nominee.

David K.R. Thomson(1) Toronto, Ontario, Canada	Director since: 1988 Common shares: 6,070

David K.R. Thomson, 47, is Chairman of The Thomson Corporation and a Deputy Chairman of Woodbridge. Mr. Thomson is also a member of the finance committee.

Mr. Thomson was named Chairman of Thomson in May 2002.

W. Geoffrey Beattie Toronto, Ontario, Canada	Director since: 1998 Common shares: 200,500 Options: 200,000

W. Geoffrey Beattie, 45, is Deputy Chairman of The Thomson Corporation and President of Woodbridge. He is chair of the finance committee and a member of the corporate governance and human resources committees.

Mr. Beattie has been Deputy Chairman of Thomson since 2000. Mr. Beattie is also a director of Royal Bank of Canada, Bell Globemedia Inc., Hydro One Inc. and TM Bioscience Corporation.

Richard J. Harrington Westport, Connecticut, United States	Director since: 1993 Common shares: 15,100 Deferred share units: 351,136 Options: 2,015,000

Richard J. Harrington, 58, is President and Chief Executive Officer of Thomson.

Mr. Harrington joined Thomson in 1982. He has held a number of key leadership positions during his Thomson career, including President and Chief Executive Officer of Thomson Newspapers.  In October 1997, he became President and Chief Executive Officer of Thomson. Mr. Harrington also serves on the board of directors of Xerox Corporation.

Ron D. Barbaro Toronto, Ontario, Canada	Director since: 1993 Common shares: 25,000 Deferred share units: 12,371

Ron D. Barbaro, 73, is a corporate director. Mr. Barbaro is a member of the audit and corporate governance committees.

Prior to 2004, Mr. Barbaro was Chairman and CEO of the Ontario Lottery and Gaming Corporation. Mr. Barbaro is also Chairman of The Brick Group Income Fund, a director of Flow International Corp. and Chairman of Trans Global Life Insurance Company.

Mary A. Cirillo New York, New York, United States	Director since: N/A

Mary A. Cirillo, 57, is a corporate director.

Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, Ms. Cirillo was Chief Executive Officer of Global Institutional Services at Deutsche Bank. Ms. Cirillo is also a director of Healthcare Property Investors, Inc.

Robert D. Daleo Alpine, New Jersey, United States	Director since: 2001 Common shares: 1,100 Deferred share units: 50,574 Options: 618,000

Robert D. Daleo, 55, is Executive Vice President and Chief Financial Officer of Thomson.

Mr. Daleo began his career with Thomson in January 1994 when he joined Thomson Newspapers as Senior Vice President and Chief Financial Officer. In November 1998, Mr. Daleo became Chief Financial Officer of Thomson.

Steven A. Denning Greenwich, Connecticut, United States	Director since: 2000 Deferred share units: 8,550

Steven A. Denning, 56, is Chairman of General Atlantic LLC, a private equity investment firm. Mr. Denning is the chair of the human resources committee.

Mr. Denning is a director of Hewitt Associates, Inc., Eclipsys Corporation, SRA International, Inc., Liberata plc and Gecis Global.

V. Maureen Kempston Darkes, O.C. Miramar, Florida, United States	Director since: 1996 Common shares: 500 Deferred share units: 10,530

V. Maureen Kempston  Darkes, O.C., 56, is Group Vice President, General Motors Corporation and President of GM Latin America, Africa and the Middle East, an automobile manufacturer. Ms. Kempston  Darkes is a member of the corporate governance and human resources committees.

Previously, Ms. Kempston  Darkes was President and General Manager of General Motors of Canada Limited. Ms. Kempston  Darkes is also a director of Canadian National Railway Company and Noranda Inc.

Roger L. Martin Toronto, Ontario, Canada	Director since: 1999 Common shares: 6,000 Deferred share units: 9,287

Roger L. Martin, 48, is Dean of the Joseph L. Rotman School of Management at the University of Toronto, a post-secondary educational institution. Mr. Martin is a member of the audit committee.

Mr. Martin is also Chairman of the Board of Workbrain Corporation.

Vance K. Opperman Minneapolis, Minnesota, United States	Director since: 1996 Common shares: 50,000 Deferred share units: 13,001

Vance K. Opperman, 62, is President and Chief Executive Officer of Key Investment, Inc., a holding company. Mr. Opperman is chair of the audit committee.

Previously, Mr. Opperman was President of West Publishing Company. He is also a director of Delta Dental Plans Association, BlueCross/BlueShield of Minnesota and Avenet LLC.

David H. Shaffer New York, New York, United States	Director since: 1998 Common shares: 40,000 Options: 923,000

David H. Shaffer, 62, is Executive Vice President of Thomson and Chief Executive Officer of Thomson Financial, a position he has held since November 2002.

Mr. Shaffer joined our company in 1998 and previously served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning.

John M. Thompson Toronto, Ontario, Canada	Director since: 2003 Common shares: 1,500(2) Deferred share units: 4,255

John M. Thompson, 62, is Chairman of the Board of The Toronto-Dominion Bank, a financial institution. Mr. Thompson is chair of the corporate governance committee and a member of the audit committee.

Mr. Thompson was Vice Chairman of the Board of IBM from August 2000 to September 2002. Prior to that, he held various senior executive positions with IBM. Mr. Thompson is also a director of Royal Philips Electronics.

Kenneth R. Thomson(1) Toronto, Ontario, Canada	Director since: 1978 Common shares: 448,777,616(3)	Kenneth R. Thomson, 81, is Chairman of Woodbridge. Mr. Thomson is our company’s controlling shareholder and was Chairman of Thomson from 1978 to 2002.

Peter J. Thomson(1),(4) Toronto, Ontario, Canada	Director since: 1995	Peter J. Thomson, 39, is a Deputy Chairman of Woodbridge.

Richard M. Thomson, O.C.(1) Toronto, Ontario, Canada	Director since: 1984 Common shares: 31,700 Deferred share units: 13,821

Richard M. Thomson, O.C., 71, is a corporate director. Mr. Thomson is a member of the audit and human resources committees.

Previously, Mr. Thomson was Chairman and Chief Executive Officer of The Toronto-Dominion Bank. He is a director of Trizec Properties Inc. and Nexen Inc.

John A. Tory Toronto, Ontario, Canada	Director since: 1978 Common shares: 501,670 Deferred share units: 668

John A. Tory, 75, is President of Thomson Investments Limited, a holding company that is an affiliate of Woodbridge. Mr. Tory is a member of the finance and human resources committees.

Mr. Tory was Deputy Chairman of Thomson from 1978 to 1997 and President of Woodbridge from 1973 to 1998. Mr. Tory is also a director of Abitibi-Consolidated Inc. and Rogers Communications Inc.

(1)          David K.R. Thomson and Peter J. Thomson are the sons of Kenneth R. Thomson. Richard M. Thomson is not related to the family of Kenneth R. Thomson.

(2)          In addition, Mrs. J.M. Thompson owned 300 common shares as of March 16, 2005.

(3)          In addition, Mrs. K.R. Thomson indirectly beneficially owned 262,558 common shares as of March 16, 2005.

(4)          Peter J. Thomson was a director of Exchange Resources, Inc. when it filed a petition for creditor protection under Chapter 11 of the U.S. Bankruptcy Code in September 1996.

For more information on deferred share units held by our non-management directors, please see “Compensation of Directors” on page 27 of this circular. Messrs. Harrington and Daleo hold their deferred share units under our deferred compensation plan. For more information on our deferred compensation plan, please see the “Report on Executive Compensation” that begins on page 22 of this circular.

Appointment of Auditors

It is recommended that PricewaterhouseCoopers LLP be reappointed as the auditors of the company to hold office until the next annual meeting of shareholders and that the directors be authorized to fix their remuneration. PricewaterhouseCoopers LLP have been the auditors of the company since its incorporation in 1977.

Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2004 and 2003 were as follows:

Fees in millions of U.S. dollars	2004	2003

Audit fees	$11.4	$10.7
Audit-related fees	3.0	6.3
Tax fees	6.9	7.5
All other fees	0.3	1.7
Total	$21.6	$26.2

AUDIT FEES

Audit fees were for professional services rendered for the audits of our consolidated financial statements, reviews of interim financial statements included in our quarterly reports, and services that generally only the independent auditors can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with the SEC and Canadian securities regulatory authorities.

AUDIT-RELATED FEES

Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under the “audit fees” category above. These services included Sarbanes-Oxley Section 404 advisory services, internal control reviews, audits of our various employee benefit plans, transaction due diligence, subsidiary audits, and other services related to acquisitions and dispositions.

TAX FEES

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance for customs and duties, compliance for customs and duties, common forms of domestic and international taxation (i.e., tax credits, income tax, VAT, GST and excise taxes) and regarding restructurings, mergers and acquisitions.

ALL OTHER FEES

Fees disclosed in the table above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services included:

•             Insurance, transaction and benefit plan advisory services; and

•             French translations of financial statements, management’s discussion and analysis and financial information included in our annual information form, prospectuses and other offering documents.

PRE-APPROVAL POLICIES AND PROCEDURES

Our audit committee is responsible for overseeing the work of the independent auditors and has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The audit committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to our management as to the specific types of services that have been pre-approved by the audit committee. The policy requires the audit committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved. Our senior management periodically provides the audit committee with a summary of services provided by the independent auditors in accordance with the pre-approval policy. The audit committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between audit committee meetings. If the Chair approves any such engagements, he reports his approval decisions to the audit committee at its next meeting. For the year ended December 31, 2004, none of the audit-related, tax or all other fees described above made use of the de minimus exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Special Business

Approval of the 2005 Employee Stock Purchase Plans

The Board believes that encouraging our employees to own Thomson common shares benefits our company and our shareholders. On February 23, 2005, our Board approved (1) a new 2005 U.S. employee stock purchase plan and (2) a new 2005 global employee stock purchase plan (collectively, the ESPPs), subject to shareholder approval. The U.S. plan is intended to qualify as an employee stock purchase plan under Section 423 of the U.S. Internal Revenue Code of 1986, as amended, and participation will be limited to eligible U.S. employees. The global plan is not intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code, and participation would be limited to our eligible employees located outside of the United States. Copies of the complete text of the U.S. ESPP and global ESPP are attached to this circular in Annex A and Annex B, respectively. A summary of the principal features of the ESPPs follows.

PURPOSE. The ESPPs are intended to provide eligible employees with an opportunity to purchase common shares of our company on a cost-effective basis through payroll deductions. The plans are an important component of the benefits package that we would like to offer to our employees. We believe that the plans will enhance our ability to attract and retain employees and further align the interests of our employees with our shareholders.

ADMINISTRATION. The ESPPs will be administered under the direction of the human resources committee of the Board or a subcommittee thereof. The committee will have the authority to interpret the ESPPs and to make all other determinations necessary or advisable in administering them.

ELIGIBILITY. For the U.S. plan, employees of our designated U.S. subsidiaries who customarily work at least 20 hours per week will initially be eligible to participate. For the global plan, eligibility standards are expected to be similar, but may vary from country to country. If the ESPPs are approved, we plan to offer participation in the U.S. plan to eligible U.S. employees beginning in the second half of 2005. Beginning in 2006, we plan to offer participation in the global plan to eligible Canadian employees and employees of certain of our other non-U.S. subsidiaries. Employees who, after receiving a right to purchase shares under the ESPPs, would own capital stock and/or hold outstanding rights to purchase capital stock representing 5% or more of the total combined voting power or value of our capital stock, are ineligible to participate. In addition, an employee’s right to purchase capital stock of our company under all employee stock purchase plans of our company and our subsidiaries may not accrue at a rate that exceeds US$25,000 of the fair market value of such stock (determined at the time such right is granted) for any calendar year in which a right under the ESPP would be outstanding. Participation in the ESPPs will be at the election of each eligible employee and the amounts received by a participant under the ESPPs will depend on the fair market value of Thomson common shares on future dates. Therefore, the benefits or amounts that will be received by any participant if the ESPPs are approved are not currently determinable. There are no maximum percentages or amount of common shares that our insiders or any one person is entitled to receive under the ESPPs.

SHARES AVAILABLE UNDER ESPPS. If the ESPPs are approved, there will be an aggregate of 8,000,000 shares available for issuance under both plans taken together. A maximum of 6,000,000 shares will be available for issuance under the U.S. plan and a maximum of 2,000,000 shares will be available for issuance under the global plan. This aggregate amount represented approximately 1.2% of our issued and outstanding common shares as of March 16, 2005. Common shares may consist, in whole or in part, of common shares issued from treasury or common shares purchased on the open market or a combination thereof. If an outstanding purchase right expires or is terminated pursuant to an ESPP, the common shares allocable to the unexercised portion of the right shall again be available for issuance under the ESPP.

PARTICIPATION. To participate in an ESPP, an eligible employee authorizes payroll deductions in an amount between 1% and 10% of his or her eligible compensation (i.e., annual base salary, overtime pay and commissions) for each full payroll period in the offering period.

PURCHASES. Eligible employees enroll in an offering period prior to the start of the offering period. A new offering period begins every quarter. Each offering period consists of a three-month period during which payroll deductions are accumulated. At the end of each three-month offering period, the accumulated deductions are used to purchase our common shares. Shares are purchased at a price equal to 85% of the fair market value of our common shares on the last trading day of an offering period. For the ESPPs, fair market value means the closing price of our common shares on the New York Stock Exchange. However, if the committee believes that the price of our common shares on the New York Stock Exchange does not reflect fair market value, or if our common shares are not then traded on such exchange, then fair market value will be determined by reference to the closing price of our common shares on the Toronto Stock Exchange.

TERMINATION OF EMPLOYMENT. If a participating employee voluntarily resigns or is terminated by our company prior to the last day of the purchase period, the amount in the employee’s ESPP account will be returned to the employee and the employee’s right to purchase common shares will automatically terminate.

ASSIGNMENT. Rights to exercise a purchase right or receive common shares under an ESPP may not be assigned, transferred, pledged or otherwise disposed of in any way (other than by the laws of descent and distribution or to a designated beneficiary upon death, as provided in the ESPP) by the participant.

ADJUSTMENTS UPON CHANGE IN CAPITALIZATION. In the event of any change in the number of outstanding common shares by reason of any stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of common shares, or other corporate change affecting the common shares, the Board or the committee will determine the appropriate equitable adjustments, if any, to be made, including adjustments to the number and purchase price of shares that may be purchased under an ESPP.

PARTICIPATION ADJUSTMENT. If the total number of common shares that may be purchased by participants under an ESPP exceeds the number of common shares available under the plan, the plan administrator will make a pro rata allocation of the remaining common shares among the participants.

EFFECT OF SALE OR MERGER. In the event of a dissolution or liquidation of our company, any offering period then in progress will terminate immediately, unless the Board provides otherwise. In the event of a proposed sale or conveyance of all or substantially all of the property and assets of our company or any proposed merger, consolidation, amalgamation or offer to acquire all or any portion of the outstanding common shares of our company or other transaction of a like nature, each right under the plans will be assumed or an equivalent right will be substituted by the successor corporation or parent. If a successor corporation refuses to assume or substitute for outstanding rights, the offering period then in progress will be shortened and a new purchase date will be set as of which the offering period then in progress will terminate.

AMENDMENT. The Board may amend the ESPPs at any time. Except as permitted by a plan, no amendment to the ESPPs may make any change to any right previously granted if that change materially and adversely affects the rights of a participant. To the extent required by law, regulations or stock exchange requirements, our company will obtain shareholder approval for amendments.

TERMINATION. The Board may terminate the ESPPs at any time, provided that no termination may affect rights previously granted. Without further action of the Board, no offering period will commence on or after February 23, 2025, which would be 20 years after the date of their approval by our Board.

POSSIBLE PLAN FOR U.K. EMPLOYEES. For our employees based in the United Kingdom, the global ESPP may include either a “save-as-you-earn” (SAYE) plan or a share incentive plan (SIP). These plans are the closest U.K. counterparts to the ESPPs. If our company decides to provide such a plan to our U.K. employees, the U.K. plan will conform, to the fullest extent possible, to the global ESPP except for aspects of the plan that are not permitted under or are not consistent with the U.K. Inland Revenue rules. The U.K. Inland Revenue is comparable to the Canada Revenue Agency or the U.S. Internal Revenue Service.

Under a SAYE plan, U.K. employees would agree to save through after-tax payroll deductions for a period of three or five years with a third party bank, up to a yearly maximum of £3,000. Our company would concurrently grant purchase options to the employees at a 15% discount to the market value of our common shares at the time of grant. An employee who entered into a five year savings contract could, at the end of the five year savings period, leave the funds with the third party bank for an additional two years. The employee could not make more savings contributions, but would earn a larger “bonus.” At maturity, the employee’s savings account would be credited by the third party bank with a “bonus” in lieu of interest, at a rate fixed by the U.K. government. Currently, the bonus rates are equal to 1.9 times the employee’s monthly contributions for three year plans, 6.1 times the contributions for five year plans and 11.5 times the contributions for seven year plans. At the end of the maturity period, the employee could either exercise the purchase options and acquire the shares within a six month window, or take the accumulated savings fund and bonus in cash. The total number of shares that would be purchased would be equal to the total of the payroll contributions plus any applicable bonus amount, divided by the option price.

Alternatively, under a SIP, U.K. employees would acquire common shares of our company at the then-market value through pre-tax payroll deductions, up to a yearly maximum of £1,500. While a SIP would not permit a purchase of shares at a discount to fair market value, our company could provide employees with up to three free “matching” shares for every 17 shares that they purchase, which would effectively replicate the 15% discount provided in the ESPPs. The purchased shares would then be held in a trust for a minimum holding period of between three and five years (five years for full tax efficiency), after which employees could sell the shares. While the shares are held in the trust, dividends could be reinvested in further shares, which would be held in the trust. The employees would be able to withdraw their purchased shares at any time, but if they did so before the end of the agreed-upon holding period, they would lose their free matching shares and would not benefit from the full tax efficiencies afforded by the share incentive plan.

There are a number of U.K. Inland Revenue requirements to be met before either of these plans could be put in place, and reporting requirements to U.K. Inland Revenue once such a plan is in operation.

APPROVAL. A majority of the votes cast at the meeting is required to approve the ESPPs.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLANS.

Approval of the Amended and Restated 2000 Stock Incentive Plan

On January 24, 2000, our Board approved the adoption of a stock incentive plan. This plan was subsequently approved by our shareholders on May 18, 2000. On February 23, 2005, our Board approved an amended and restated version of the stock incentive plan, subject to shareholder approval. To date, our company has granted stock options and restricted share units (RSUs) under this plan. A copy of the complete text of the amended and restated stock incentive plan is attached to this circular in Annex C. A summary of the principal features of the plan follows.

MATERIAL CHANGES FROM THE EXISTING PLAN

The plan is proposed to be amended and restated to:

•             increase the number of common shares available for the granting of awards from 20,000,000 to 40,000,000;

•             add specific terms and conditions related to RSU awards, which are permitted to be granted under the existing plan;

•             permit the human resources committee of the Board to approve arrangements under which certain plan participants would be entitled to exercise their vested options (other than incentive stock options, or ISOs) for up to 36 months after ending their employment with our company (if certain conditions discussed below are met);

•             remove non-employee directors from the class of eligible participants in the plan; and

•             generally update the plan to conform to certain new and prevailing practices, rules and guidance, including new Toronto Stock Exchange rules related to security-based compensation plans and Section 409A of the Internal Revenue Code and related regulations.

PURPOSE. The purpose of the stock incentive plan is to advance the interests of our company by enabling grants of stock options and other equity-based awards to be made to selected participants so as to provide an additional incentive to such participants, encourage stock ownership by them and thereby increase their proprietary interest in our company’s success and their desire to remain with our company. The stock incentive plan assists our company in attracting and retaining employees.

ADMINISTRATION. The human resources committee of the Board or a subcommittee thereof administers the plan, selects the participants under the plan, makes grants under the plan and establishes any limitations, restrictions and conditions upon any grants.

ELIGIBILITY. Any employee or officer of our company or any of our subsidiaries or any other person as may be determined by the committee may be a participant under the stock incentive plan. Under the amended and restated plan, non-employee directors would no longer be eligible to participate.

TYPES OF AWARDS. The stock incentive plan provides for the grant of non-qualified stock options, ISOs, stock appreciation rights (SARs) and awards of RSUs, common shares and other awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of the common shares of our company at the date of the grant. Under the amended and restated plan, fair market value of the common shares of our company on any day means the closing price of a common share on the New York Stock Exchange on the immediately preceding trading day. However, if the committee believes that the price of our common shares on the New York Stock Exchange does not reflect fair market value, or if our common shares are not then traded on such exchange, then fair market value will be determined by reference to the closing price of our common shares on the Toronto Stock Exchange.

•             Options. The holder of an option will be entitled to purchase a number of common shares of our company at a specified exercise price during a specified time period, all as determined by the committee.

•             Stock Appreciation Rights (SARs). Under the amended and restated plan, we will have two different types of SARs – Stand Alone SARs and Tandem SARs. Stand Alone SARs are stock appreciation rights that are not issued in connection with an option.  Tandem SARs are stock appreciation rights that are granted in connection with an option. Tandem SARs may only be issued to participants in the plan who are not U.S. citizens or residents. A Stand Alone SAR is the right to receive such number of common shares of our company equal to the excess, if any, of (i) the fair market value of the common shares underlying the exercised Stand Alone SARs as of the date of exercise over (ii) the fair market value of such common shares as of the date that the applicable award was granted. Stand Alone SAR awards can only be settled in common shares of our company. Tandem SARs may only be exercised at the same time, and to the same extent, that the underlying related option is exercisable. Upon the exercise of a Tandem SAR, a participant is entitled to receive an amount equal to the excess, if any, of (x) the fair market value of the option as of the date of exercise over (y) the exercise price of the option.

•             Restricted Share Units. RSUs entitle the holder to receive common shares of our company at a future date or dates determined by the committee, provided that the holder has satisfied certain terms and conditions, including, for example, continued full-time employment with our company or one of our subsidiaries on the vesting date(s).

•             Other Awards. The committee may grant certain awards subject to specified performance objectives, including, without limitation, our common share price, market share, revenue, earnings or return on equity of our company or any market group, business unit, division or group. The committee may also grant awards of common shares and other awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of common shares at the date of the grant. These types of awards will be in the form and subject to terms and conditions as determined by the committee at the date of the grant.

SHARES AVAILABLE FOR ISSUANCE. The maximum number of common shares that may be issued under the stock incentive plan will be 40,000,000 (provided that not more than 4,000,000 common shares may be issued under grants other than stock options, SARs or RSUs). Common shares may consist, in whole or in part, of common shares issued from treasury or common shares purchased on the open market or any combination thereof. The maximum number of common shares that may be issued under plan awards held by any one person under the stock incentive plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of common shares for which plan awards may be granted and which may be otherwise awarded under the stock incentive plan to any individual during any one year period is 2,000,000. The maximum number of common shares which may be issued under plan awards held by a participant granted under the stock incentive plan and under any other share compensation arrangement of our company (i) to all “insiders” may not exceed 10% of the number of outstanding common shares at such time determined on a non-diluted basis, and (ii) to all “insiders” and such insider’s “associates” during any one year period may not exceed 5% of the number of outstanding common shares at such time determined on a non-diluted basis. The maximum number of common shares that may be issued through ISOs under the stock incentive plan may not exceed 4,000,000. Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised shall be available for new awards under the stock incentive plan.

OPTION EXERCISE PRICE; SAR GRANT PRICE. The stock incentive plan requires that the exercise price of all options shall not be less than the fair market value of the common shares of our company on the date of the grant. The exercise price of an option may be established in U.S. dollars, Canadian dollars, or such other currency as determined by the committee. All Stand Alone SARs are to be granted based on the fair market value of our common shares on the date of the grant. Tandem SARs are to be granted based on the related option exercise price.

TERM, EXERCISABILITY AND VESTING. The stock incentive plan will require that all options and SARs not be exercisable later than 10 years after the date of grant. On granting an option, the committee determines when an option may become exercisable. In 2004, all options were granted with a 10-year term, and all of these options are to vest over four years at a rate of 25% each year. The committee also determines when a RSU may become vested.

TERMINATION OF EMPLOYMENT.

•             Options and SARs cease to be exercisable in the event that a participant ceases to be an employee or officer of our company or a subsidiary other than on death, retirement, disability or the employer of the participant ceasing to be a subsidiary of our company. If the participant ceases to be an employee or officer of our company or a subsidiary for any of the other reasons listed immediately above, the options or SARs (as the case may be) held by such participant thereupon become exercisable and remain exercisable for a period of between three months and one year after such date depending upon the circumstances and, in the case of early retirement, subject to a specified reduction in the number of common shares for which such option or SAR is exercisable.

•             For RSUs, in the event that a participant ceases to be an employee or officer as a result of early retirement or for any reason other than death, normal retirement, disability or the employer of the participant ceasing to be a subsidiary of our company, all unvested RSUs are forfeited effective immediately upon the occurrence of such event. If a participant ceases to be an employee or officer as a result of death, normal retirement, disability or by reason of the employer of the participant ceasing to be a subsidiary of our company, all unvested RSUs vest in full effective immediately upon the occurrence of such event.

•             The plan is being amended to provide the human resources committee with discretion to extend the period during which some plan participants would be entitled to exercise their options (other than ISOs) that are vested at the time of termination of employment for up to 36 months after ending their employment with our company. The committee will only have the authority to extend the exercise period if (1) the exercise period does not extend beyond the earlier of (x) 36 months after the participant ceases to be an employee of our company and (y) the stated termination or expiration date and (2) such extension of the exercise period could not reasonably be expected to cause adverse tax consequences to any participant under Section 409A of the U.S. Internal Revenue Code and the regulations and guidance issued by the Department of the Treasury thereunder. If the conditions described immediately above can be satisfied in the absolute discretion of the committee and the amended and restated plan is approved at this meeting, the committee intends to provide Mr. Hall with such an arrangement with respect to all of his currently outstanding options. Please see the section of this circular entitled “Aggregated Option/SAR Exercises in 2004 and Financial Year-End Option/SAR Values” on page 19 for more information on Mr. Hall’s options.

ASSIGNMENT. Options, SARs and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered by the participant other than by will or the laws of descent and distribution, unless the committee determines at the time of grant or thereafter that the award (other than ISOs) is transferable, to the extent permitted by applicable law. Tandem SARs are transferable only to the extent that the related option is transferable.

ADJUSTMENTS UPON CHANGE IN CAPITALIZATION. In the event of any change in the number of outstanding common shares of our company by reason of any stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of common shares, or other corporate change affecting the common shares, the Board or the committee will make appropriate adjustment in or substitution for (a) the number or kind of shares or other securities reserved for issuance pursuant to the stock incentive plan; (b) the number or kind of shares or other securities subject to outstanding awards; (c) the exercise price of shares or other securities subject to outstanding awards; and (d) the number or kind of shares subject to any other awards under the stock incentive plan.

EFFECT OF SALE OR MERGER. Notwithstanding any other provision of the plan, if the Board or the committee at any time determines it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of our company or any proposed merger, consolidation, amalgamation or offer to acquire all or any portion of the outstanding common shares of our company or other transaction of a like nature, we may give written notice to all participants advising that, subject to such terms and conditions as determined by the Board or the committee, (a) their respective options may be exercised only within a specified period not to be less than 20 days after such date of the notice and not thereafter and that all rights of the participants under any options not exercised will terminate at the expiration of the specified period and (b) with respect to any other awards granted under the plan, we will advise whether any restrictions or limitations will continue to remain in effect.

AMENDMENT. The Board may amend or suspend the stock incentive plan or any portion thereof, subject to any required regulatory approval. To the extent required by law, regulations or stock exchange requirements, our company will obtain shareholder approval for amendments. However, no such amendment or suspension may materially and adversely affect any right granted under the plan without the consent of the affected participant, except as required by law.

TERMINATION. The Board may terminate the stock incentive plan or any portion thereof, subject to regulatory approval. Assuming shareholder approval is obtained, following termination of the plan, outstanding grants made prior to the date of termination will not be affected.

PREVIOUS GRANTS. For information on our grants under the stock incentive plan through December 31, 2004, please see the section of this circular entitled “Equity Compensation Plan Information” on page 19.

APPROVAL. A majority of the votes cast at the meeting is required to approve the amended and restated stock incentive plan.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” APPROVAL OF THE AMENDED AND RESTATED STOCK INCENTIVE PLAN.

Executive Compensation

Summary Compensation Table

The following table discloses compensation earned during the last three years by our President and Chief Executive Officer, our Chief Financial Officer and our next three most highly compensated executive officers in 2004. In this section, these individuals are referred to as the named executive officers. All dollar amounts are in U.S. dollars unless otherwise indicated.

					Long-term compensation
					Awards		Payouts
Name and principal position	Year	Annual compensation			Securities under options/SARs granted (#)	Restricted shares or restricted share units ($)(2)	Long-term incentive plan payouts ($)(3)	All other compensation ($)(4)
		Salary ($)	Bonus ($)	Other annual compensation ($)(1)
Richard J. Harrington	2004	1,325,000	1,446,503	222,751	325,000	—	679,905	420,910
President and	2003	1,280,000	1,461,888	232,797	325,000	—	266,240	218,148
Chief Executive Officer	2002	1,230,000	1,692,972	81,684	325,000	—	—	351,017

Robert D. Daleo	2004	780,000	851,526	112,478	115,000	—	399,330	122,588
Executive Vice President	2003	750,000	856,575	124,219	105,000	—	156,000	121,313
and Chief Financial Officer	2002	710,000	977,244	44,533	105,000	—	—	187,631

David H. Shaffer	2004	1,040,000	1,220,570	571,627	50,000	—	532,440	64,796
Executive Vice President	2003	1,000,000	1,250,000	563,981	140,000	—	208,000	64,695
of Thomson and Chief	2002	979,167	1,958,334	347,101	140,000	—	—	64,235
Executive Officer of
Thomson Financial

Brian H. Hall	2004	900,000	1,380,038	157,504	125,000	1,029,000	446,310	151,120
Executive Vice President	2003	810,000	1,171,326	108,783	115,000	—	168,480	138,909
of Thomson and President	2002	770,000	975,205	24,452	115,000	—	—	213,750
and Chief Executive
Officer of Thomson Legal
& Regulatory

Ronald H. Schlosser(5)	2004	730,000	611,740	117,205	115,000	—	373,230	122,809
Executive Vice President	2003	700,000	500,000	91,696	100,000	—	145,600	91,802
of Thomson and President	2002	566,667	741,801	30,789	100,000	—	198,959	142,237
and Chief Executive Officer
of Thomson Learning

(1)          Amounts include tax reimbursements to each named executive officer related to premiums paid by our company for life insurance policies maintained on behalf of each individual. Mr. Harrington received tax reimbursements of $117,093 in 2004 and $119,337 in 2003. Mr. Daleo received tax reimbursements of $65,659 in 2004 and $66,820 in 2003. Mr. Shaffer received tax reimbursements of $38,300 in 2004, 2003 and 2002. Mr. Hall received tax reimbursements of $73,385 in 2004 and $74,787 in 2003. Mr. Schlosser received tax reimbursements of $50,018 in 2004 and $50,901 in 2003. The 2002 amounts include $21,225 for use of a car and driver for Mr. Harrington; $12,972 for financial counseling and tax preparation and $12,250 for use of a leased car for Mr. Daleo; $11,312 for use of a leased car and $10,000 for executive medical coverage for Mr. Hall; and $15,179 for financial counseling and tax preparation and $10,000 for executive medical coverage for Mr. Schlosser. The amounts for 2004, 2003 and 2002 also include $457,178, $449,482 and $246,303, respectively, paid to Mr. Shaffer as compensation for living, travel and related expenses incurred as a result of working a significant distance from his family’s principal residence. These amounts also include related tax reimbursements to Mr. Shaffer. The amounts reported in this column for 2003 and 2002 differ from the amounts reported in prior circulars because in 2004, we began to report life insurance premiums paid by our company within the “All Other Compensation” column, in accordance with applicable disclosure rules. We have recast 2003 and 2002 amounts in both columns to reflect this change.

(2)          The amount represents the dollar value of restricted share units (RSUs) issued during 2004, based on the closing price of our common shares on the New York Stock Exchange on the date of grant multiplied by the number of RSUs granted. In 2004, we granted 30,000 RSUs to Mr. Hall. 3,000 of Mr. Hall’s RSUs vested on December 31, 2004, 4,500 RSUs will vest on December 31, 2005 and 7,500 RSUs will vest on each of December 31, 2006, 2007 and 2008. RSUs vest if Mr. Hall is employed by our company or one of our subsidiaries on a full-time basis on the vesting date. In addition, all RSUs will vest upon Mr. Hall’s death, disability or if the company that employs him ceases to be one of our subsidiaries. Prior to the vesting of the RSUs, we pay Mr. Hall dividend equivalents on his RSUs in the form of additional RSUs. On December 31, 2004, Mr. Hall received a net amount of 2,060 common shares in connection with the vesting of his first 3,000 RSUs, plus accrued dividends. As of December 31, 2004, Mr. Hall had an aggregate of 27,150 RSUs (which includes accrued dividends), which had a dollar value of $958,123 based on the closing price of our common shares on the New York Stock Exchange on such date.

(3)          LTIP payouts are with respect to performance periods ending on December 31 of the year shown. These payouts are typically made in the first quarter after the end of the performance period, following certification of the achievement of the performance goals. Amounts reflected in this column for 2004 and 2003 represent amounts paid pursuant to a two-year and a one-year transition performance period, respectively, in connection with the phase-in of our current LTIP. For more information on LTIP awards, please see “Long-Term Incentive Plans – Awards in 2004” on page 18 of this circular.

(4)          Amounts for 2004, 2003 and 2002 include premiums that we paid for life insurance policies on behalf of our named executive officers. We replaced some of our life insurance arrangements following the enactment of the Sarbanes-Oxley Act and we will not recover premiums paid in 2003 and 2004. Please see the discussion on page 21 under the caption “Insurance Policies” for more information. The amounts in this column also include our matching contributions under our company-sponsored 401(k) savings plan and deferred compensation plan on behalf of the named executive officers. Under our deferred compensation plan, if a participant elects to convert deferred cash into deferred share units (DSUs), our company credits his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. Matching contributions made by our company on behalf of our named executive officers are valued in U.S. dollars on the date that the officer converted deferred cash into DSUs. No DSU matching contributions were made in 2002 or 2003.

The amounts for Mr. Harrington in 2004 and 2003 include payment of premiums of $214,389 and $212,148, respectively, in connection with his life insurance policy. The amounts for 2002 include $329,892 in respect of Mr. Harrington’s insurance policy of which $6,642 represents the premium we paid for the term life portion of the policy and $323,250 represents the actuarial equivalent of the benefit to Mr. Harrington of the premium we paid for the non-term life portion of the policy. The 2002 amount also includes $15,125 of supplemental life insurance premiums. Our matching contributions for Mr. Harrington under our 401(k) plan in 2004, 2003 and 2002 were $6,150, $6,000 and $6,000, respectively. In 2004, we granted 6,211 matching DSUs to Mr. Harrington with an aggregate value of $200,371 on the grant dates.

The amounts for Mr. Daleo in 2004 and 2003 include payment of premiums of $116,438 and $115,313, respectively, in connection with his life insurance policy. The amounts for 2002 include $181,200 in respect of Mr. Daleo’s insurance policy of which $3,373 represents the premium we paid for the term life portion of the policy and $177,827 represents the actuarial equivalent of the benefit to Mr. Daleo of the premium we paid for the non-term life portion of the policy. The 2002 amount also includes $931 of supplemental life insurance premiums. Our matching contributions for Mr. Daleo under our 401(k) plan in 2004, 2003 and 2002 were $6,150, $6,000 and $5,500, respectively.

The amounts for Mr. Shaffer in 2004, 2003 and 2002 include the cost of premiums that we paid for his life insurance policy in the amounts of $58,646, $58,695 and $58,735, respectively. Our matching contributions for Mr. Shaffer under our 401(k) plan in 2004, 2003 and 2002 were $6,150, $6,000 and $5,500, respectively.

The amounts for Mr. Hall in 2004 and 2003 include payment of premiums of $134,338 and $132,909, respectively, in connection with his life insurance policy. The amounts for 2002 include $206,688 in respect of Mr. Hall’s insurance policy of which $4,158 represents the premium we paid for the term life portion of the policy and $202,530 represents the actuarial equivalent of the benefit to Mr. Hall of the premium we paid for the non-term life portion of the policy. The 2002 amount also includes $1,062 of supplemental life insurance premiums. Our matching contributions for Mr. Hall under our 401(k) plan in 2004, 2003 and 2002 were $6,182, $6,000 and $6,000, respectively. In 2004, we granted 351 matching DSUs to Mr. Hall with an aggregate value of $10,600 on the day of grant.

The amounts for Mr. Schlosser in 2004 and 2003 include payment of premiums of $88,907 and $87,989, respectively, in connection with his life insurance policy. The amounts for 2002 include $138,019 in respect of Mr. Schlosser’s insurance policy of which $2,565 represents the premium we paid for the term life portion of the policy and $135,454 represents the actuarial equivalent of the benefit to Mr. Schlosser of the premium we paid for the non-term life portion of the policy. The 2002 amount also includes $743 of supplemental life insurance premiums. Our matching contributions for Mr. Schlosser under our 401(k) plan in 2004, 2003 and 2002 were $3,900, $3,813 and $3,475, respectively. In 2004, we granted 970 matching DSUs to Mr. Hall with an aggregate value of $30,002 on the day of grant.

(5)          Mr. Schlosser was Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Scientific & Healthcare until November 2002, when he was appointed Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Learning.

Long-Term Incentive Plans – Awards in 2004

The following table sets forth information regarding long-term incentive awards that we made in 2004 under our incentive bonus plan. For more information about our incentive bonus plan, please see page 24 of this circular.

	Securities,	Performance or other period	Estimated future payouts under non-securities price-based plans(1)
	units or other	until maturation
Name	rights (#)	or payout	Threshold ($)	Target ($)	Maximum ($)

Richard J. Harrington	—	2004-2006	39,750	795,000	1,590,000

Robert D. Daleo	—	2004-2006	23,400	468,000	936,000

David H. Shaffer	—	2004-2006	31,200	624,000	1,248,000

Brian H. Hall	—	2004-2006	27,000	540,000	1,080,000

Ronald H. Schlosser	—	2004-2006	21,900	438,000	876,000

(1)          Each named executive officer is eligible to receive a bonus equal to a percentage of his annual base salary based on our company meeting certain adjusted earnings per share (EPS) growth targets. For the 2004 through 2006 period, the target is 60% of the participant’s average earned base salary during the three-year period. Total bonuses cannot exceed 200% of the target award. Future payout amounts are estimated using 2004 base salaries.

Option/SAR Grants in 2004

The following table sets forth information concerning grants of options in 2004 under our stock incentive plan to our named executive officers. We did not grant any phantom stock units to our named executive officers in 2004. For more information about our stock incentive plan, please see page 25 of this circular.

Name	Securities under options/SARs granted (#)	% of total options/SARs granted to employees in 2004	Exercise or base price ($/security)	Market value of securities underlying options/SARs on the date of grant ($/security)	Expiration date

Richard J. Harrington	325,000	10.3%	US$33.76	US$33.76	December 16, 2014

Robert D. Daleo	115,000	3.6%	US$33.76	US$33.76	December 16, 2014

David H. Shaffer	50,000	1.6%	US$33.76	US$33.76	December 16, 2014

Brian H. Hall	125,000	3.9%	US$33.76	US$33.76	December 16, 2014

Ronald H. Schlosser	115,000	3.6%	US$33.76	US$33.76	December 16, 2014

Aggregated Option/SAR Exercises in 2004 and Financial Year-End Option/SAR Values

The following table provides information on option and stock appreciation right (SAR) exercises in 2004 by each of our named executive officers, and the value of each officer’s unexercised options and phantom stock units as of December 31, 2004. The value of unexercised in-the-money options and rights is the difference between the exercise price of the options and rights and the closing price of our common shares on December 31, 2004.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised options/SARs at December 31, 2004 (#) exercisable/unexercisable	Value of unexercised in-the-money options/SARs at December 31, 2004 ($) exercisable/unexercisable

Richard J. Harrington	—	—	1,730,750/893,000	6,377,489/2,507,626

Robert D. Daleo	12,500	196,759	403,500/289,500	1,153,982/812,827

David H. Shaffer	—	—	850,667/335,667	1,211,702/955,917

Brian H. Hall	—	—	491,501/323,500	1,832,558/894,108

Ronald H. Schlosser	25,000	368,901	314,750/277,000	871,836/783,002

During 2004, Messrs. Daleo and Schlosser exercised phantom stock units that were about to expire. None of our named executive officers exercised options in 2004.

We have not repriced any options granted under our stock incentive plan or units allocated under our phantom stock plan.

Equity Compensation Plan Information

The following table provides information as of December 31, 2004 regarding common shares of our company that may be issued under our existing equity compensation plans. Our stock incentive plan is currently the only compensation plan under which common shares of our company have been authorized for issuance. For more information about this plan, please see page 25 of this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders:
Cdn$stock options	5,958,774	Cdn$49.46	—
US$stock options	7,956,303	US$31.38	—
US$restricted share units	27,150	—	—
Total	13,942,227	—	5,769,181
Equity compensation plans not approved by security holders	—	—	—
Total	13,942,227	—	5,769,181

Pension and Other Retirement Benefits

We provide pension and other retirement benefits to our named executive officers, primarily under a pension plan, a retirement plus plan and supplemental executive retirement plans, or SERPs.

PENSION PLAN. The pension plan in which the named executive officers participate is a company-funded defined benefit plan that is qualified under U.S. federal income tax laws. Benefits under our U.S. qualified pension plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Service. In 2004, the eligible compensation limit was US$205,000 and the maximum annual benefit that could be accrued under the pension plan was US$165,000.

RETIREMENT PLUS PLAN. Our retirement plus plan is an unfunded, non-qualified defined benefit plan that provides a supplemental benefit above the limits imposed by the U.S. Internal Revenue Code, with a maximum annual benefit based on an eligible compensation limit of US$300,000. Amounts under the retirement plus plan are paid from our company’s general assets.

SERPS. The SERPs are also unfunded, non-qualified defined benefit pension plans under which benefits are paid from our company’s general assets. SERP benefits supplement amounts received by the named executive officers under our other defined benefit plans (i.e., the pension plan and retirement plus plan) and our defined contribution plans, which are funded by company contributions and earnings attributable to such contributions.

The combined annual benefit for each named executive officer is a pension equal to a percentage of his final base salary, commencing on the later of the named executive officer reaching age 62 or his retirement or termination of employment. This percentage of final base salary is 60% for Messrs. Harrington, Daleo and Shaffer and 50% for Messrs. Hall and Schlosser. The benefit amount will be reduced by 5% for each year by which retirement precedes age 62. A named executive officer will not be entitled to receive any amount under the SERP if he retires before the age of 55 or has less than 10 years of credited service. In certain circumstances, a named executive officer will be entitled to his pension upon disability. The annual benefit is payable for life, with a spousal survivor pension of 50% of the executive officer’s pension. Annual benefit amounts are not subject to reductions for social security benefits.

If a named executive officer is terminated without cause after reaching age 50, he will be entitled to receive a benefit equal to the percentage of his final base salary noted above multiplied by a vested percentage that is based on the number of years of credited service. This vested percentage is 50% after five years of credited service and increases 10% for each additional year of credited service until he is 100% vested after 10 years of credited service. This benefit would be payable upon the named executive officer reaching age 62.

The annual service cost and total accrued pension obligation, respectively, for each named executive officer for the plan year ended September 30, 2004 (our plans’ measurement date) were: Mr. Harrington – $511,000 and $11,678,000; Mr. Daleo – $353,000 and $3,998,000; Mr. Shaffer – $1,059,000 and $7,233,000; Mr. Hall – $211,000 and $4,339,000; and Mr. Schlosser – $295,000 and $2,858,000. The annual service cost of these future benefits represents the actuarial value of the projected pension benefit earned throughout the plan year. The total accrued pension obligation represents the actuarial value of the projected pension benefit as of September 30, 2004, earned for all credited service to date. We determined these values using the same actuarial assumptions as those used to determine the 2004 service cost (which is a component of net periodic pension cost) and year-end pension plan obligations, respectively, in Note 16 to our 2004 consolidated financial statements.

The following table shows the estimated annual retirement benefits that would be payable to named executive officers under the SERPs on a single life annuity basis, based on normal retirement at 62 with 10 or more years of credited service. This table assumes no reduction under the SERPs for other company-funded retirement benefits (including the pension plan and the retirement plus plan).

	Age 62 - 10+ years of credited service
Base salary	50%(1)	60%(2)

$700,000	$350,000	$420,000

800,000	400,000	480,000

900,000	450,000	540,000

1,000,000	500,000	600,000

1,100,000	550,000	660,000

1,200,000	600,000	720,000

1,300,000	650,000	780,000

1,400,000	700,000	840,000

1,500,000	750,000	900,000

(1)          Percentage of base salary applicable for Messrs. Hall and Schlosser.

(2)          Percentage of base salary applicable for Messrs. Harrington, Daleo and Shaffer.

401(k) Savings Plan

We maintain a 401(k) savings plan that covers our U.S. employees, including substantially all of our senior executives and all of our named executive officers. This plan is a tax-qualified company-sponsored retirement savings plan under which participating employees may contribute up to 16% of their compensation on a before-tax basis. We also make a matching contribution to amounts contributed by participating employees. During 2004, the maximum before-tax contribution that could be made by a participating employee was $13,000 per year (or $16,000 per year for certain participants age 50 and over).

Insurance Policies

We have acquired life insurance policies for Messrs. Harrington, Daleo, Hall and Schlosser. Each policy has a death benefit of approximately five times the highest annual base salary payable to the named executive officer during the last five years of employment with our company. All premiums that we paid prior to the enactment of the Sarbanes-Oxley Act for the non-term life portion of the policies will be repaid to us following the retirement or death of the named executive officer. Because of the uncertainty created by provisions of the Sarbanes-Oxley Act prohibiting certain loans to executive officers, we modified our arrangements with our named executive officers. As a result of this, we will not recover premiums paid in 2003 and subsequent years. We have agreed to reimburse Messrs. Harrington, Daleo, Hall and Schlosser for imputed taxes on their policies. Mr. Shaffer has a separate life insurance arrangement on which we also pay premiums and also reimburse him for related taxes.

We provide group life insurance to certain of our U.S. employees in the amount of their annual salary up to $600,000. Messrs. Harrington, Daleo, Shaffer and Schlosser also participate in this plan.

Employment Agreements

Each named executive officer is a party to an employment agreement. If any of them is terminated without cause, he will receive a payment based on his final base salary. In the case of Mr. Harrington, the payment is three times his final base salary. For Mr. Shaffer, the payment is two and one-half times his final base salary. For each of Messrs. Daleo, Hall and Schlosser, the payment is two times his final base salary. If any of them is terminated without cause, (1) one half of all unvested awards issued under our stock incentive plan (such as stock options or RSUs) and units allocated under the phantom stock plan would immediately vest and become exercisable and the balance would be forfeited and (2) the named executive officer would have six months following the date of termination to exercise all exercisable units or shares. Each named executive officer has also agreed not to compete with our company or solicit employees to leave our company for a period of time following termination.

Report on Executive Compensation

Overview

The human resources committee of the Board is responsible for reviewing our company’s overall compensation policies and has furnished the following report on executive compensation for 2004.

Our executive compensation structure encourages executives to achieve exceptional performance. We reward both individual and corporate performance, primarily over the long term, but also in the short term. We expect to pay exceptional compensation for superior performance, and outstanding executives have the opportunity to achieve substantial earnings. Compensation for executives reflects:

•        the functions they perform;

•        their value and contribution to our company;

•        their experience and the quality of their individual performance;

•        their capacity to improve the financial performance of our company;

•        their enthusiasm and loyalty; and

•        above all, their ability to create value for our shareholders.

The human resources committee seeks to ensure that our company’s compensation and benefits policies attract, motivate and retain key employees needed to support our financial, operational and strategic growth and success. We believe that this principle also creates and sustains a competitive advantage in a labor market that translates to leadership and innovation in our key markets. We therefore believe it is important to compensate our senior executives for superior performance in the top quartile of the compensation paid by our competitors, taking into account the nature of the position, responsibilities, skills and experience of the executive, and his or her performance.

As part of its due diligence in determining salary and target bonus amounts, our human resources committee reviews independent market survey data for executives in organizations of comparable size and scope with which our company is most likely to compete for executive talent. As most of our company’s senior executives are based in the United States, the group of companies used for comparative purposes typically represents a mix of primarily U.S. media and general industry companies along with other information companies with which we compete.

From time to time, we retain consultants to analyze total compensation and its form to ensure our company is competitive in this regard. In 2003, an independent consulting firm, Frederic W. Cooke & Co., Inc., extensively reviewed our executive compensation program and concluded that our program generally provides executives with competitive compensation opportunities, links compensation to performance and value creation and is efficient from an accounting standpoint.

In 2004, our company conducted a strategic review of our U.S. compensation and benefit programs, including salary and bonus, health insurance and retirement programs. The study is helping us optimize our investment in employee rewards to best meet employee needs while controlling costs. The findings of our study helped guide the launch of a new healthcare program for U.S. employees in 2005 and are expected to guide future changes in rewards such as pensions, savings plans and our proposed employee stock purchase plans (ESPPs).

Share Ownership

We believe that the use of long-term equity-based incentive compensation programs further aligns the interests of our senior executives with those of our shareholders, and also enables them to share in the long-term growth and success of our company. In 2002, we approved new share ownership guidelines for some of our senior executives that require them to maintain an equity interest in our company with a value equal to a multiple of their salary. The highest multiple is four times salary and the lowest is one times salary. Compliance is being phased in and the value of deferred share units, restricted share units (RSUs) and common shares acquired pursuant to our deferred compensation plan and the company-sponsored 401(k) retirement savings plan, respectively, will count toward meeting the share ownership requirement.

By December 31, 2007, our named executive officers will be required to meet the following share ownership guidelines:

Name	Base salary multiple

Richard J. Harrington	4x

Robert D. Daleo	2x

David H. Shaffer	2x

Brian H. Hall	2x

Ronald H. Schlosser	2x

We added company shares as an investment option in our 401(k) savings plan in 2003 and believe that it facilitates the ability of executives to increase their equity holdings in our company.

In the third quarter of 2005, subject to shareholder approval at this meeting, we plan to allow U.S. employees to purchase common shares of our company through a new employee stock purchase plan (ESPP). We are currently planning to allow certain of our non-U.S. employees the right to participate in a global ESPP (or similar type of plan as permitted under local law) beginning in 2006. As discussed in more detail on pages 10–12 of this circular, the ESPPs allow eligible employees to purchase common shares at a 15% discount to fair market value by using funds deducted from paychecks during the preceding three months.

Total Compensation

A senior executive’s target compensation typically comprises a base salary, annual and long-term cash incentive bonus plan payments based on performance, and grants of long-term equity-based incentives. In determining the mix and relative weighting of cash (base salary and bonus) versus equity-based incentives, we consider the appropriate proportion of compensation that should be at risk based on the executive’s ability to affect and influence our short and long-term results as well as the compensation mix for similar positions at comparable companies. As senior executives approach retirement age, there is sometimes less emphasis placed on long-term incentives. The human resources committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant cash incentives and assists in keeping our company competitive in the market for high-quality executives.

The table below shows the percentage that each component comprised of our named executive officers’ target total direct compensation during 2004.

	Percentage of target total direct compensation
Name	Base salary	Annual cash incentive bonus	Long-term cash incentive bonus	Long-term equity incentives (options)	Total

Richard J. Harrington	23%	24%	9%	44%	100%

Robert D. Daleo	28%	29%	11%	32%	100%

David H. Shaffer	33%	42%	13%	12%	100%

Brian H. Hall	27%	34%	11%	28%	100%

Ronald H. Schlosser	28%	28%	11%	33%	100%

Base Salary

Base salary is determined annually by reference to an executive’s performance and salaries prevailing in the relevant market. Generally, as in the past, increases in 2004 base salary were determined primarily by the performance of our company, of the market group in which the executive works, and of the executive. For an executive in one of our company’s market groups, the most heavily weighted factors were the performance of that executive and that group. For an executive with corporate-wide responsibilities, the most heavily weighted factors were the performance of that executive and the performance of our company as a whole. In the past few years, most of our executives have had annual salary increases in the 3–5% range.

The human resources committee annually approves changes in base salary for senior executive officers, including the named executive officers. Salaries for our named executive officers (other than Mr. Harrington) are established in part on the basis of recommendations by Mr. Harrington and on the basis of the Board’s and human resources committee’s assessments of the executives’ respective performance. Mr. Harrington’s salary is based on the Board’s and human resource committee’s assessment of Mr. Harrington’s performance. The most recent reviews took place in December 2004.

Annual Cash Incentive Bonus Plan

We use annual cash incentive bonus awards to motivate and reward senior executives for achievement of specified levels of financial and/or individual performance. Different awards are often granted to compensate individual executives or businesses. Each market group establishes awards within parameters we set which take into account the market conditions of the particular group. The awards are typically designed to reward the individual executive for the direct contribution that he or she can make to our company or his or her market group. In 2004, at the most senior levels, these awards were related to increases in revenue, adjusted operating profit and/or return on invested capital (ROIC) meeting or exceeding specific predetermined targets set by the Board by reference to our company’s financial, strategic and operational plans and objectives. Specific minimum growth hurdles for both revenue and adjusted operating profit must be met in order for an executive to receive above-target payouts. Total bonuses cannot exceed 200% of the target award.

The table below shows the weighting of each measure used to calculate 2004 annual cash incentive bonuses for each of our named executive officers. Annual cash incentive bonuses may be increased or decreased by 20% based on ROIC performance.

Revenue growth	Adjusted operating profit growth	Total

35%	65%	100%

In December 2004, in lieu of receiving a greater amount of stock options as part of our annual grant, Mr. Shaffer was granted a special annual cash incentive bonus award in addition to his regular annual cash incentive bonus award. Under the special award, Mr. Shaffer’s target bonus is $600,000 (payable in two installments) based on our revenue and adjusted operating profit growth for 2005. Performance is weighted in the same manner as described above for the regular annual bonus, but without any potential ROIC-related adjustments. The maximum payout to Mr. Shaffer is $1,200,000 (payable in two installments). If the threshold amount for 2005 is met, the first payout will occur in 2006.

The human resources committee approved 2004 awards for senior executive officers. Mr. Harrington or the chief executive officer of the relevant market group generally approved 2004 awards for other executives, subject to the guidelines imposed by the human resources committee.

Long-Term Cash Incentive Bonus Plan

We have granted a number of cash-based long-term incentive bonus awards to our key senior executives. The performance periods for the awards are typically three years in duration, coinciding with our company’s operating planning cycles. Payments of long-term incentive awards are not made unless predetermined targets are met. Award opportunities established in 2004 were measured by the cumulative compound growth of our adjusted earnings per common share (EPS) for a three-year plan period beginning on January 1, 2004 and ending on December 31, 2006. The target award for this performance period is 60% of average earned base salary during the three year period. Total bonuses cannot exceed 200% of the target award. Please see “Long-Term Incentive Plans – Awards in 2004” on page 18 for more information. The human resources committee feels that this plan provides a strong link to shareholder value creation.

Deferred Compensation Plan

A group of key executives is eligible to participate in our deferred compensation plan, which allows participants to voluntarily defer a percentage of annual base salary and annual and long-term cash incentive bonuses. Irrevocable elections to participate in this plan must be made before the beginning of the fiscal year. Certain participants in the plan are eligible to convert deferred cash into deferred share units (DSUs). Deferred cash may be converted into DSUs on the basis of the closing price of our common shares on the Toronto Stock Exchange on the day before the deferral or conversion (converted into U.S. dollars at the U.S. Federal Reserve Bank’s noon exchange rate). If a participant elects to hold DSUs, our company credits his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. Additional DSUs are automatically credited to participants’ accounts representing dividends that are paid on our common shares. If our company is required to redeem DSUs for common shares, we are required to purchase the shares on the open market.

Equity-Based Compensation Plans

Our equity-based compensation plans consist of a stock incentive plan and a phantom stock plan.

STOCK INCENTIVE PLAN. Our stock incentive plan provides that we may grant options to buy shares, stock appreciation rights, awards of shares and other awards that are valued with reference to the fair market value of our company’s shares on the day of the grant. At its December 2004 meeting, the human resources committee reviewed analyses and recommendations of our senior management for option grants. In 2004, we made annual option grants to approximately 260 employees in amounts based on their position with our company, as adjusted for performance. From time to time, we also grant options to new executives, in connection with promotions and to reward exceptional performance. In 2004, we granted a total of 2,950,533 options. As a percentage of common shares outstanding, this represented less than 0.5%. As of December 31, 2004, total options outstanding as a percentage of our common shares were approximately 2.1%. In 2003, we began expensing stock options in our financial statements.

All options granted in 2004 vest 25% per year over four years. The exercise prices for options granted in 2004 were based on the closing price of our common shares on the Toronto Stock Exchange on the day before the grant (converted into U.S. dollars at the U.S. Federal Reserve Bank’s noon exchange rate for U.S. dollar-denominated options). Options currently expire no later than 10 years from the grant date.

In November 2004, we granted 30,000 restricted share units (RSUs) under our stock incentive plan to Mr. Hall in connection with an amendment to his employment agreement. Each RSU entitles Mr. Hall to receive one common share of our company if he is employed on a full-time basis on the vesting date. Dividend equivalents are added to Mr. Hall’s account in the form of additional RSUs. 3,000 RSUs vested on December 31, 2004 and the remainder of the RSUs vest in varying amounts over the next four years. No other RSUs were granted in 2004.

Information about grants under the stock incentive plan to our named executive officers is provided on page 18 under “Option/SAR Grants in 2004.”

PHANTOM STOCK PLAN. If tax or securities regulations make it impracticable to make grants under the stock incentive plan, we may allocate units under our phantom stock plan to executive officers and senior employees of our company and our subsidiaries. After being employed with our company for a prescribed length of time, a holder of units is entitled to a cash payment based on the number of units and the increase, if any, in the market price of our common shares from the date of grant. We did not grant any phantom stock units to our named executive officers in 2004. We did, however, grant phantom stock units to other employees of our company who are based outside of the United States.

Allocations under both the stock incentive plan and the phantom stock plan utilize multi-year vesting schedules, which are intended to encourage executive retention and provide strong incentives for superior long-term future performance. A principal attraction of these plans is that they link compensation to shareholders’ interests because the value of the awards to our executives is directly linked to our future stock price.

Generally, in determining whether and how many grants to make under the stock incentive plan and allocations under the phantom stock plan, the human resources committee does not take into account the amount of previous allocations under the plan. Rather, the committee makes grants with a view to providing competitive total target compensation packages, of which long-term equity should comprise roughly one-third. The committee does not consider it relevant whether an executive has exercised options or units previously granted.

Chief Executive Officer’s Compensation

The structure of Mr. Harrington’s compensation is similar to that of other senior executives of our company. In setting Mr. Harrington’s compensation, the human resources committee uses the same philosophy and guiding principles described above and refers to publicly disclosed executive compensation information to ascertain that the amount is competitive with amounts paid to chief executive officers of businesses of comparable size and in comparable markets. As Mr. Harrington is based in our operational headquarters in Stamford, Connecticut, the group of companies used for comparative purposes represents a mix of primarily U.S. media and general industry companies along with other information companies with which we compete. For 2004, Mr. Harrington received an increase in his annual salary, based on merit, of 3.5%. His resulting annual salary in 2004 was $1,325,000.

Mr. Harrington’s compensation also includes options under our stock incentive plan and annual and long-term incentive bonus awards. Similar to our other named executive officers, Mr. Harrington’s annual incentive bonus for 2004 was weighted 35% on our company’s revenue growth and 65% on adjusted operating profit growth, subject to a 20% increase or decrease based on ROIC performance. Mr. Harrington’s long-term cash incentive bonus for 2004 related to the cumulative compound EPS growth of our company during 2003 and 2004. Based on our company’s performance, Mr. Harrington earned a 2004 annual cash incentive bonus of $1,446,503 and a long-term cash incentive bonus of $679,905. He was also granted 325,000 stock options in 2004.

The committee reviewed Mr. Harrington’s performance in 2004, considering both financial and operational components. Under Mr. Harrington’s leadership in 2004:

•        Thomson achieved increases in revenues, adjusted EBITDA, operating profit and free cash flow. In 2004, the company posted significantly higher organic growth, with each of the four market groups contributing to the increase.

•        Thomson successfully made a number of tactical acquisitions, acquiring industry leaders such as TradeWeb, CCBN and Information Holdings Inc. (IHI). These acquisitions have further strengthened the company’s leadership position, rounded out its product offerings and have enabled the company to enter into adjacent markets and tap new revenue streams.

The human resources committee believes that Mr. Harrington’s compensation structure is consistent with compensation programs offered by the company’s significant competitors, aligns Mr. Harrington’s interests with the interests of shareholders and appropriately compensates Mr. Harrington for the long-term success of the company.

Composition of the Human Resources Committee

The human resources committee approves the compensation of the named executive officers and other senior executive officers of the company. This report on executive compensation is presented by the human resources committee, the members of which are set out below.

Steven A. Denning (Chair)

W. Geoffrey Beattie

V. Maureen Kempston Darkes

Richard M. Thomson

John A.Tory

Ms. Kempston Darkes became a member of the committee in January 2004. All of the committee members except for Messrs. Beattie and Tory have been determined by the board of directors to be independent. Mr. Beattie is the Deputy Chairman of our Board. Mr. Tory is a former Deputy Chairman of our Board and a former officer of some of our subsidiaries. Please see the section of this information circular entitled “Statement of Corporate Governance Practices – Independent Directors” on page 30 for more information.

Performance Graph

The graph below compares the cumulative total shareholder return, assuming reinvestment of dividends, on Cdn$100 invested in our shares on December 31, 1999 with the cumulative total return of the S&P/TSX Composite Index and the S&P 500 Composite Index over the same period.

Cumulative Value of a Cdn$100 Investment

	Years ended December 31 (Cdn$)
	1999	2000	2001	2002	2003	2004

Thomson common shares	100	154	132	118	137	126

S&P/TSX Composite Index	100	107	94	82	104	119

S&P 500 Composite Index	100	91	80	62	80	89

Compensation of Directors

The table below sets forth the annual retainers and attendance fees paid to our non-management directors in 2004.

2004 ($)

Annual director retainer	50,000

Annual retainer for committee chairs (excluding audit committee chair)	5,000

Annual retainer for audit committee chair	10,000

Each Board or committee (excluding audit committee) meeting attended in person	1,000

Each Board or committee (excluding audit committee) meeting attended by teleconference	500

Each audit committee meeting attended in person	2,000

Each audit committee meeting attended by teleconference	1,000

Annual retainer for Chairman	1,035,000

Annual retainer for Deputy Chairman	570,000

In the first quarter of 2005, we increased the annual director retainer to $60,000 to reflect the increased workload of our directors and the increased compensation paid to directors of similarly sized companies in Canada and the United States. For 2005, we also eliminated the reduced amount paid in previous years for telephonic attendance. Directors will now receive $1,000 for each Board and committee meeting attended, and audit committee members will receive $2,000 for each audit committee meeting attended (whether in person or held via teleconference). In 2005, our Chairman will receive an annual retainer of $1,070,000 and the Deputy Chairman will receive an annual retainer of $590,000.

Management directors do not receive compensation for their services as directors. Neither the Chairman nor the Deputy Chairman receives attendance fees. In addition, neither Kenneth R. Thomson nor Peter J. Thomson receives a retainer or attendance fees. In 2004, we paid Mr. Tory $80,000 for advisory services provided to our company in connection with our long-term tax and capital strategies.

Under our non-management director share plan, non-management directors must receive at least one third of their fees in common shares or deferred share units (DSUs). In 2004, all but one of our directors received 100% of their fees in DSUs. A DSU is a bookkeeping entry credited to an account maintained for each eligible director, and has the same value as one common share. If a director elects to receive shares, the amount (net of withholding taxes) is used to buy shares for the director in the open market. If a director elects to receive DSUs, units representing the value of our common shares are credited to the director’s account based on the market value of a share. DSUs are paid to the director within one year following termination of Board service. Payment is made in shares or cash (net of withholding taxes), based on the market value of the shares on the date of payment. The amount includes the value of any dividends declared on the shares. We believe this plan further aligns the interests of our directors with those of our shareholders.

Pursuant to our corporate governance guidelines, our directors are required to hold common shares or DSUs having a value equal to five times their annual retainer. Directors have from the later of January 20, 2008 or five years from the date of their election or appointment to the Board to comply with this requirement.

Directors are also reimbursed by the company for reasonable travel and out-of-pocket expenses incurred in connection with their duties as directors.

Indebtedness of Officers, Directors and Employees

As at March 16, 2005, there was no indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the officers, directors, employees and former officers, directors and employees of our company and our subsidiaries owing to our company or any of our subsidiaries.

Directors’ and Officers’ Indemnification and Insurance

Our by-laws indemnify directors and officers against any liability and costs arising out of any action or suit against them from the execution of their duties. The indemnities are subject to the limitations described in the by-laws. We have insurance for the benefit of our directors and officers against any liability incurred by them in their capacity as directors or officers, except where the liability relates to a failure to act honestly and in good faith with a view to the best interests of our company. In March 2002, we were advised that our premium would rise dramatically in light of our offering and listing of common shares in the United States and conditions in the directors’ and officers’ insurance market generally. At that time we initiated discussions with Woodbridge with a view to obtaining comparable coverage at a lower cost. As a result, we currently maintain standard directors’ and officers’ insurance of $90 million for each director and officer, subject to a maximum of $90 million in any year. Woodbridge has agreed to indemnify the insurer for all liability in excess of $15 million, but less than $90 million, in exchange for an annual fee from us of $750,000. Our aggregate cost of directors’ and officers’ insurance was $1,525,000 for the period from April 1, 2004 to March 31, 2005, which includes the $750,000 paid to Woodbridge. Each claim against a director or officer is subject to a deductible of $1,000,000 for the individual director or officer or directors and officers as a group, except where the indemnification provided for in the by-laws does not apply.

Statement of Corporate Governance Practices

Our Governance

Our governance structure is designed to permit our Board to responsibly supervise the management of the business and affairs of our company. The Board’s principal responsibilities are strategic planning, risk identification and financial and human resources oversight.

We believe that sustainable value creation for all shareholders, including, in particular, shareholders other than the Thomson family, will be fostered through a Board that is informed and engaged and that functions independently of management.

Responsibility for our governance structure lies, in the first instance, with the corporate governance committee, established in 1994, and more generally with our Board. Our corporate governance committee undertook a thorough review of our Board practices, other best practices and mandated practices in 2003. This review resulted in the establishment of corporate governance guidelines as well as updated charters for our Board committees. The Board recently completed its annual review of its corporate governance practices and committee charters and made minor modifications.

Our corporate governance guidelines deal with issues such as Board duties and responsibilities, share ownership requirements and conflicts of interest. The guidelines and committee charters are posted in the “Investor Relations” section of our website at www.thomson.com.

Board and Committee Composition

The Board believes that its composition and procedures and those of its committees ensure that the Board functions independently of management. Our Board composition and committee membership are set forth in the table below. Each committee is discussed in more detail below under “Committees.”

Director	Audit Committee	Human Resources Committee	Corporate Governance Committee	Finance Committee

David K.R. Thomson				•

W. Geoffrey Beattie		•	•	Chair

Richard J. Harrington

Ron D. Barbaro	•		•

Robert D. Daleo

Steven A. Denning		Chair

John F. Fraser			•

V. Maureen Kempston Darkes		•	•

Roger L. Martin	•

Vance K. Opperman	Chair

David H. Shaffer

John M. Thompson	•		Chair

Kenneth R. Thomson

Peter J. Thomson

Richard M. Thomson	•	•

John A. Tory		•		•

In 2004, the Board held 14 meetings, including eight meetings conducted by teleconference. In prior years, we devoted one meeting to our company’s current operating and three-year strategic plan. Based upon feedback from directors, we changed that practice in 2005 to focus one meeting early in the year on the current year’s operating plan. In addition to addressing key initiatives, the operating plan addresses opportunities, risks, competitive position, financial projections and other key performance indicators for our company and our four market groups. An additional meeting later in the year is devoted to broader strategic considerations for our businesses. These strategy sessions allow our directors to discuss and shape our company’s priorities and objectives. Throughout the year, our directors are updated on our strategic progress as part of regular Board and committee meetings.

At the conclusion of all Board meetings that are held in person, the non-management directors meet as a group. The non-management directors also meet from time to time after Board meetings that are held by teleconference. The Chairman or Deputy Chairman chairs these sessions and informs management of the substance of the meetings to the extent that action is required by management.

The Board meets at least once a year at the offices of one of our company’s businesses in order to meet operating management and develop a deeper understanding of a particular business or market group. In 2004, the Board met in Stamford, Connecticut, where our corporate and operating management team is located, as well as the head offices of our Thomson Learning and Thomson Scientific & Healthcare market groups.

To assist the Board in operating independently from management, we also have a Secretary to the Board who reports to the Chairman and who also acts as secretary to each of the committees of the Board.

The Board periodically considers the principal financial, accounting, legal, operational and other risks facing our company and the steps that our management is taking to monitor and mitigate these risks. The Board also periodically receives reports on our company’s operating activities, as well as reports on certain non-operational matters, including corporate governance, taxation, pension and treasury matters. We have a secure intranet site for the Board that is used to distribute information and to foster communication among directors and between directors and senior management.

A director can retain an outside advisor with the approval of the corporate governance committee. In 2004, the human resources committee retained an external advisor, Frederic W. Cooke & Co., Inc., to advise it on compensation matters. In addition, to assist with its review of a related party transaction, in 2004 the corporate governance committee retained Deloitte & Touche LLP, which provided an opinion relied on by the committee and the Board in assessing the transaction.

Independent Directors

In February 2005, our Board conducted its annual assessment of the independence of each of its members. In determining independence, the Board examined and relied on the definition of “independent” in the NYSE listing standards and “unrelated director” in the TSX Guidelines. After considering a wide variety of factors and information disclosed by each director, our Board determined that of the 16 directors, eight are independent.

•        Three of the directors, Messrs. Harrington, Daleo and Shaffer, are not independent because they are members of senior management of Thomson.

•        Five directors are executive officers of Woodbridge, the Thomson family’s principal holding company, or its affiliates other than our company (Kenneth R. Thomson, David K.R. Thomson, Peter J. Thomson, W. Geoffrey Beattie and John A. Tory). While the Board considers that these directors’ interests are fully aligned with the interests of minority shareholders, and that they do act independently of management, the NYSE listing standards suggest that they be considered not independent.

•        The independent directors are V. Maureen Kempston Darkes and Messrs. Barbaro, Denning, Fraser, Martin, Opperman, Thompson and Richard M. Thomson. Richard M. Thomson is not related to the family of Kenneth R. Thomson. In determining that all of these directors are independent, the Board considered the fact that Messrs. Denning and Thompson were also directors of companies that our company has a relationship with, but determined that these relationships were not material and did not impair their independence.

•        Mr. Denning, one of our independent directors, is also a director of Hewitt Associates Inc. In February 2005, we entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Under the terms of the contract, we expect to pay Hewitt an aggregate of $115 million over five years. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter at meetings of the human resources committee and the Board.

•        Mr. Thompson, another of our independent directors, is Chairman of the Board of The Toronto-Dominion Bank. In the normal course of business, our company has a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for our company’s recent offerings of debt securities in Canada.

For purposes of the TSX Guidelines, all of our directors except for Messrs. Harrington, Daleo and Shaffer are considered to be “unrelated”. The Board has determined that Ms. Cirillo, if elected a director, will be independent and unrelated.

Pursuant to applicable rules, the Chairman cannot be considered independent because he is an executive officer of Woodbridge. As Chairman, David Thomson directs the operations of the Board in such a way that it operates independently of management. The Chairman is responsible for establishing the agenda for meetings, ensuring that the Board has sufficient resources and information to carry out its functions and facilitating a constructive relationship between the Board and senior management.

Controlled Company

The NYSE listing standards require a listed company to have, among other things, a majority of independent directors on its Board and solely independent directors on its compensation committee and corporate governance committee. The rules permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group or another company. Controlled companies are not, however, exempt from the requirement that the audit committee must be comprised solely of independent directors.

Thomson is controlled by Kenneth R. Thomson, who directly and indirectly controlled approximately 69% of our common shares as of March 16, 2005. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on Board committees apart from the audit committee. Accordingly, the Board has approved the company’s reliance on the controlled company exemption. One-half of our current directors are independent of both management and the controlling shareholder with the result that 50% of the directors independently represent the 31% interest in our company held by shareholders other than the Thomson family.

Committees

Each Board committee operates under a written charter. After a thorough review of each committee’s charter in 2003, the Board approved new charters. The charters are reviewed annually by the relevant committee and the corporate governance committee, which may make recommendations to the Board for changes. The charters were last reviewed and approved in February 2005. All of these charters are available in the “Investor Relations” section of our website at www.thomson.com. Below is a brief description of the responsibilities of each committee.

AUDIT COMMITTEE. The audit committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent auditor, the performance of our internal audit function and independent auditor, and any additional matters delegated to the audit committee by the Board.

The audit committee is responsible for the hiring of the independent auditor, and communicates directly with the independent auditor and our internal audit department. The audit committee is also responsible for overseeing management reporting and internal control systems. The audit committee also pre-approves all non-audit services to be performed by the independent auditor.

In 2003, the audit committee adopted procedures for the receipt, retention and treatment of any complaints received by our company regarding accounting, internal accounting controls, or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. These procedures are set forth in our Code of Business Conduct and Ethics, which is discussed below.

The Board has determined that all members of the audit committee are financially literate, as this term is defined in our corporate governance guidelines. In addition, the Board has concluded that Richard M. Thomson is qualified as an “audit committee financial expert” (within the meaning of applicable SEC rules) and that he has “accounting or related financial management expertise” (within the meaning of the NYSE listing standards).

The members of the audit committee are Vance K. Opperman (Chair), Ron D. Barbaro, Roger L. Martin, John M. Thompson and Richard M. Thomson. The Board has determined that all of the audit committee members are independent. The audit committee met seven times in 2004.

CORPORATE GOVERNANCE COMMITTEE. The corporate governance committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the size, composition and structure of the Board and its committees including the nomination of directors, our overall approach to corporate governance, related party transactions and other matters involving conflicts of interest, orientation and continuing education for directors, director compensation and any additional matters delegated to the corporate governance committee by the Board.

The members of the corporate governance committee are John M. Thompson (Chair), Ron D. Barbaro, W. Geoffrey Beattie, John F. Fraser and V. Maureen Kempston Darkes. The Board has determined that all of the committee members, except for Mr. Beattie, are independent. The committee met four times in 2004.

HUMAN RESOURCES COMMITTEE. The human resources committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the selection and retention of senior management, the compensation of senior management, professional development for senior management, the management of pension and benefit plans for employees, and any additional matters delegated to the human resources committee by the Board. These responsibilities include considering policies and procedures for succession planning, including planning in the event of an emergency or retirement of our Chief Executive Officer and other key senior executives. The human resources committee is also responsible for reviewing directors’ compensation to ensure that it is competitive and consistent with the responsibilities and risks associated with being an effective director.

The committee assists the Chairman and Deputy Chairman of the Board in setting objectives each year for the President and Chief Executive Officer. The committee also evaluates the performance of the Chief Executive Officer against those objectives at year-end. The Chairman and Deputy Chairman report to the full Board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The human resources committee is developing a detailed position description for the President and Chief Executive Officer.

The members of the human resources committee are Steven A. Denning (Chair), W. Geoffrey Beattie, V. Maureen Kempston Darkes, Richard M. Thomson and John A. Tory. The Board has determined that all of the committee members, except for Messrs. Tory and Beattie, are independent. The committee met six times in 2004.

FINANCE COMMITTEE. The finance committee is responsible for considering, and if thought fit, approving ordinary course matters of a banking or treasury nature within a limited scope, as well as appropriate matters that have been approved in principle by the Board and that require action between regularly scheduled meetings of the Board.

The members of the finance committee are W. Geoffrey Beattie (Chair), David K.R. Thomson and John A. Tory, all of whom are employed by corporations controlled by Kenneth R. Thomson. The committee met three times in 2004.

Assessment Process

In 2004, the corporate governance committee undertook a structured review of the operations of the Board and its committees. Questionnaires addressing the effectiveness of the Board and its committees were developed and completed. The questionnaires addressed issues such as supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance and conduct of meetings. The individual responses, which are confidential, were consolidated by the Secretary to the Board and reported to the corporate governance committee and the Board. The process has resulted in changes in some Board and committee practices, and a refinement of the annual agenda of matters the Board reviews. This year, the corporate governance committee will establish a process by which the effectiveness of individual directors will also be considered and assessed.

Director Qualifications and Board Size

The corporate governance committee is responsible for assessing the need for new directors, the preferred experience and qualifications of new directors, and the skills and competencies the Board and individual directors and candidates should possess. The committee recommends candidates for initial Board membership and Board members for renomination. Recommendations are based on character, integrity, judgment, business experience, record of achievement and any other skills or talent that would enhance the Board and overall management of the business and affairs of our company. From time to time, the corporate governance committee has retained an executive search firm to identify and evaluate potential director candidates.

The Board is currently of the view that its optimal size for effective decision-making and committee work is 14 to 16 members and that it may need to increase beyond that from time to time in anticipation of retirements from the Board. The corporate governance committee is responsible for maintaining an understanding of the anticipated tenure of current directors, and the experience, needs and areas of expertise of the Board as a whole. Particular candidates are considered in light of the Board’s current and anticipated needs and the competencies and skills that each individual candidate would be expected to bring to the boardroom. Ms. Cirillo, who is standing for election as a director for the first time at this meeting, was identified in 2004 as a possible nominee by a search firm based upon specific criteria established by our corporate governance committee. Prior to her nomination and her agreement to serve on the Board, several of our directors met with Ms. Cirillo, as did several members of senior management.

We provide new directors with orientation materials describing the business of our company, its corporate governance structure and related policies and information. New directors also have meetings with our Chief Executive Officer, Chief Financial Officer and other senior executives, including heads of our major business groups. Early in their tenure, opportunities are provided to new directors to visit some of our major facilities and meet with operations management. The Board’s secure website, monthly management reports and other means of communications provide our directors with information to ensure their knowledge and understanding of our business remain current.

Director Attendance

Full attendance is expected from our directors at our Board and committee meetings and at the annual meeting of shareholders. After our Board’s calendar of meetings for 2004 was set, Ms. Kempston Darkes’ responsibilities with her employer changed significantly. She was relocated to Miami, Florida and assumed direct responsibility for her employer’s operations in Central and South America, Africa and the Middle East. Her new responsibilities involve extensive travel, making her attendance at many of our previously scheduled Board and committee meetings in 2004 impossible. Ms. Kempston Darkes raised the scheduling conflicts at the time of her job relocation with the Chairman and the corporate governance committee. It was agreed that our Board’s 2005 calendar would attempt, when possible, to accommodate constraints arising from Ms. Kempston Darkes’ schedule. Prior to Ms. Kempston Darkes’ appointment and relocation, her attendance at Board and committee meetings was greater than 80%. In 2004, all of our directors attended the annual meeting of shareholders. The following table sets forth the attendance of our directors at Board and committee meetings in 2004.

Meetings attended
Director	Board	Committee

David K.R. Thomson	12 of 14	3 of 3
W. Geoffrey Beattie	14 of 14	13 of 13
Richard J. Harrington	14 of 14	—
Ron D. Barbaro	13 of 14	9 of 11
Robert D. Daleo	14 of 14	—
Steven A. Denning	14 of 14	6 of 6
John F. Fraser	13 of 14	3 of 4
V. Maureen Kempston Darkes	5 of 14	2 of 10
Roger L. Martin	11 of 14	7 of 7
Vance K. Opperman	14 of 14	7 of 7
David H. Shaffer	14 of 14	—
John M. Thompson	11 of 14	11 of 11
Kenneth R. Thomson	14 of 14	—
Peter J. Thomson	12 of 14	—
Richard M. Thomson	13 of 14	13 of 13
John A. Tory	14 of 14	9 of 9

Code of Business Conduct and Ethics

In 2003, we adopted a Code of Business Conduct and Ethics that applies to all employees, directors and officers, including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Code is available on our website at www.thomson.com. No waivers under the Code were sought by or granted to directors or our Chief Executive Officer, Chief Financial Officer or principal accounting officer in 2004.

Corporate Communications

As part of our governance structure, the Board has ensured that an appropriate procedure is in place so that inquiries or other communications from shareholders to management are answered by our investor relations professionals or referred to an appropriate person in the company. Senior executives meet regularly with financial analysts and institutional investors and our earnings conference calls are broadcast live via webcast and are accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences are promptly made public on our website. The Board reviews and approves the contents of major disclosure documents, including our quarterly and annual financial statements and MD&A, annual information form/Form 40-F and this circular.

Communications with the Board

You may contact our Board or our non-management directors as a group by writing to them c/o Secretary to the Board of Directors, The Thomson Corporation, Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1 Canada or by e-mail at board.secretary@thomson.com.

Additional Information

Financial information about our company is provided in our comparative consolidated financial statements and management’s discussion and analysis (MD&A). You can obtain copies of these financial statements and our MD&A by contacting us at investor.relations@thomson.com. You will also find these documents and additional information about Thomson at www.thomson.com.

Our other continuous disclosure materials are available on our website, www.thomson.com, the Canadian Securities Administrators’ website, www.sedar.com, and in the EDGAR section of the SEC’s website at www.sec.gov.

Directors’ Approval

The contents and sending of this circular to shareholders of the company have been approved by the Board of Directors of the company.

/s/ David W. Binet
David W. Binet
Secretary to the Board of Directors

Toronto, Ontario March 24, 2005

Annex A: The Thomson Corporation
2005 U.S. Employee Stock Purchase Plan

Section 1. Purpose of Plan.

The Thomson Corporation 2005 U.S. Employee Stock Purchase Plan (the “Plan”) is intended to provide eligible Employees of Designated Subsidiaries of The Thomson Corporation (the “Company”) with an opportunity to purchase common shares of the Company (“Common Shares”). The Plan has been established as a means of further aligning the interests of Employees with those of the Company’s shareholders. The Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”), and the provisions of the Plan shall be construed in a manner consistent with the requirements of such section of the Code.

Section 2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

•    “Administrator” means the Board, or if and to the extent the Board delegates administration of the Plan, the Committee in accordance with Section 12 below.

•    “Board” shall mean the Board of Directors of the Company.

•    “Code” shall have the meaning set forth in Section 1, including all regulations thereunder.

•    “Committee” shall mean the human resources committee appointed by the Board (or any successor committee of the Board or subcommittee established by the committee) or person or group of persons to whom such committee has delegated any or all of its powers to administer the Plan and to perform the functions set forth herein.

•    “Common Shares” shall have the meaning set forth in Section 1 and shall include all shares or other securities issued in substitution for the Common Shares, as provided for in Section 17.

•    “Company” shall have the meaning set forth in Section 1, and shall include any successor thereto.

•    “Compensation” shall mean the total compensation paid to an Employee, including all salary, wages (including amounts elected to be deferred by the Employee, that would otherwise have been paid, under any cash or deferred arrangement or other deferred compensation program established by the Company), commissions, overtime pay and other remuneration paid directly to the Employee, but excluding referral and hiring bonuses, incentive bonuses, profit sharing, the cost of employee benefits paid for by the Company, education, tuition or other similar reimbursements, imputed income arising under any Company group insurance or benefit program, traveling expenses, business and moving expense reimbursements, income received in connection with stock options or other equity-based awards, contributions made by the Company under any employee benefit plan, and similar items of compensation.

•    “Continuous Status as an Employee” shall mean the employment relationship with the Company or a Designated Subsidiary is not interrupted or terminated. Continuous Status as an Employee shall not be considered interrupted in the case of (i) a leave of absence agreed to in writing by the Company or a Designated Subsidiary, as appropriate; provided, however, that (x) such leave is for a period of not more than ninety (90) days or (y) reemployment with the Company or a Designated Subsidiary, as appropriate, is guaranteed by contract or statute upon expiration of such leave or (ii) transfers between locations or businesses of the Company or its Designated Subsidiaries.

•    “Corporate Transaction” shall mean a proposed sale or conveyance of all or substantially all of the property and assets of the Company or any proposed merger, consolidation, amalgamation or offer to acquire all or any portion of the outstanding Common Shares of the Company or other transaction of a like nature.

•    “Designated Subsidiary” shall mean a Subsidiary incorporated or formed under the laws of a state of the United States that has been designated by the Administrator from time to time in its sole discretion as having Employees eligible to participate in the Plan.

•    “Employee” shall mean any person who is customarily employed for twenty (20) or more hours per week by a Designated Subsidiary.

•    “Enrollment Date” shall mean the first Trading Day of each Offering Period.

•    “ESPP Broker” shall have the meaning set forth in Section 8 hereof.

•    “ESPP Share Account” shall have the meaning set forth in Section 8 hereof.

•    “Fair Market Value” shall mean, as of a particular date, the closing price in U.S. dollars of a Common Share on the New York Stock Exchange, provided, however, that (i) if the Common Shares are not traded on the New York Stock Exchange or (ii) in the discretion of the Administrator, such exchange does not reflect the fair market value of the Common Shares, then “Fair Market Value” shall mean the closing price of a Common Share on the other primary trading market for the Common Shares, which as of the date of this Plan is the Toronto Stock Exchange, such closing price to be converted into U.S. dollars at the U.S. Federal Reserve Bank’s noon exchange rate, in each case using such closing price reported in The Wall Street Journal or such other source as the Administrator deems to be reliable. If the Common Shares are not traded on the New York Stock Exchange or the Toronto Stock Exchange, the value of a Common Share as of a particular date shall be determined by the Administrator in its sole discretion in good faith.

•    “New Purchase Date” shall have the meaning set forth in Section 17 hereof.

•    “Offering Period” shall mean a period as described in Section 4 hereof.

•    “Participant” shall mean an Employee who elects to participate in the Plan pursuant to Section 5 hereof.

•    “Plan” shall have the meaning set forth in Section 1 hereof, as amended, including any supplements, schedules, guidelines, rules and regulations adopted by the Administrator from time to time.

•    “Purchase Date” shall mean the last Trading Day of each Offering Period.

•    “Purchase Price” shall mean an amount equal to 85% of the Fair Market Value of a Common Share on the Purchase Date.

•    “Subsidiary” shall mean a corporation of which not less than 50% of the voting shares are held directly or indirectly by the Company, whether or not such entity now exists or is hereafter organized or acquired directly or indirectly by the Company.

•    “Trading Day” shall mean a day on which the New York Stock Exchange (or the Toronto Stock Exchange, if such exchange is used to determine Fair Market Value) is open for trading.

Section 3. Eligibility.

(a)               Subject to the limitations set forth in Section 3(b) hereof, any person who is an Employee as of the Enrollment Date of a given Offering Period shall be eligible to participate in the Plan in accordance with Section 5 hereof and shall be granted an option for the Offering Period commencing on such Enrollment Date.

(b)              Notwithstanding any provision of the Plan to the contrary, no Employee shall be granted an option under the Plan to the extent that (i) such Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code), immediately after the option is granted, would own capital stock and/or hold outstanding options to purchase capital stock possessing five percent (5%) or more of the total combined voting power or value of all classes of capital stock of the Company or of any Subsidiary or (ii) such grant would permit such Employee’s right to purchase capital stock under all employee stock purchase plans (as described in Section 423 of the Code) of the Company, and of any Subsidiary to accrue at a rate that exceeds twenty five thousand U.S. dollars (US$25,000) of Fair Market Value of such stock (determined at the time such option is granted) for any calendar year in which such option would be outstanding (applied in accordance with Section 423(b)(8) of the Code and the Treasury regulations thereunder). Any amounts received from an Employee that cannot be used to purchase Common Shares as a result of this limitation shall be returned as soon as reasonably practicable to the Employee without interest.

Section 4. Offering Periods.

The Plan shall be implemented by a series of consecutive three-month Offering Periods, with a new Offering Period commencing on the first Trading Day on or after the first day of each calendar quarter (beginning October 1, 2005), or at such other time or times as may be determined by the Administrator, and ending on the last Trading Day on or before the end of each calendar quarter, or at such other time or times as may be determined by the Administrator. The Plan shall continue until terminated in accordance with Section 18 hereof. Subject to Section 18 hereof, the Administrator shall have the power to change the duration and/or the frequency of Offering Periods with respect to future offerings and shall use its reasonable efforts to notify Employees of any such change at least five (5) days prior to the scheduled beginning of the first Offering Period to be affected. In no event shall any option granted hereunder be exercisable more than twenty-seven (27) months from its date of grant.

Section 5. Enrollment; Participation.

(a)               On each Enrollment Date, the Company shall commence an offering by granting each eligible Employee who has elected to participate in such Offering Period pursuant to Section 5(b) hereof an option to purchase on the Purchase Date of such Offering Period up to a number of Common Shares determined by dividing each Employee’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account under the Plan as of such Purchase Date by the applicable Purchase Price; provided that such purchase shall be subject to the limitations set forth in Sections 3(b) and 11 hereof. Exercise of the option shall occur as provided in Section 7 hereof, unless the Participant has withdrawn his or her payroll deductions pursuant to Section 9. The option with respect to an Offering Period shall expire on the Purchase Date with respect to such Offering Period or the withdrawal date, if earlier.

(b)              An Employee may (subject to the limitations set forth in Section 3(b)) elect to become a Participant in the Plan by properly completing and submitting a subscription agreement in accordance with such procedures as may be specified by the Company, authorizing the Company or a Designated Subsidiary to make payroll deductions (as set forth in Section 6 hereof) at least ten (10) business days prior to the applicable Enrollment Date unless a later time for submitting the subscription agreement is set by the Administrator for all Employees. Unless a Participant, by giving written notice (or by such other means or other notice as may from time to time be prescribed by the Administrator) to the Company or a Designated Subsidiary, as applicable, elects not to participate with respect to any subsequent Offering Period, the Participant shall be deemed to have accepted each new offer and to have authorized payroll deductions in respect thereof during each subsequent Offering Period.

Section 6. Payroll Deductions.

(a)               An Employee may, in accordance with rules and procedures adopted by the Administrator and subject to the limitation set forth in Section 3(b) hereof, authorize payroll deductions in amounts which are not less than one percent (1%) and not more than ten percent (10%) of such Employee’s Compensation on each payday occurring during an Offering Period (or such other maximum percentage as the Administrator may establish from time to time before an Offering Period). Payroll deductions shall commence on the first payroll paid following the Enrollment Date (but if such date is not administratively practicable, by the second payroll paid following the Enrollment Date), and shall end on the last payroll paid prior to the Purchase Date of the Offering Period to which the subscription agreement is applicable, unless earlier terminated by the Participant’s withdrawal from the Plan or termination of the Participant’s Continuous Status as an Employee as provided in Section 9. A Participant may decrease (but not increase) his or her rate of payroll deductions at any time during an Offering Period, but not more frequently than once during each Offering Period, or as may be determined by the Administrator prior to the commencement of an Offering Period, by giving written notice to the Company (or by such other means or other notice as may from time to time be prescribed by the Administrator). The change in rate shall be effective as soon as administratively possible, but in no event later than the first full payroll period commencing five (5) or more business days after the Company’s receipt of the new subscription agreement.

(b)              All payroll deductions made by a Participant shall be credited to such Participant’s account under the Plan and shall be withheld in whole percentages only. A Participant may not make any payments into such account except payments made through payroll deductions as provided in the Plan. Crediting to the Participant’s account shall occur as soon as it is administratively reasonable after the deductions are withheld from the Employee’s Compensation.

(c)               Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) hereof, a Participant’s rate of payroll deductions may be decreased by the Company to zero percent (0%) at any time during an Offering Period. Payroll deductions shall recommence at the rate provided for in such Participant’s subscription agreement at the beginning of the first Offering Period which is scheduled to commence in the following calendar year, unless a Participant increases or decreases the rate of his or her payroll deductions as provided in Section 6(a) hereof, or terminates his or her participation in the Plan as provided in Section 9.

Section 7. Purchase of Common Shares.

Unless a Participant withdraws from the Plan as provided in Section 9 hereof, such Participant’s election to purchase Common Shares shall be exercised automatically on each Purchase Date, and the maximum number of whole Common Shares subject to the option shall be purchased for each Participant at the applicable Purchase Price with the accumulated payroll deductions in each Participant’s account as of the Purchase Date (subject to such limitations as set forth in the Plan). No fractional Common Shares may be purchased hereunder. Any payroll deductions accumulated in a Participant’s account following the purchase of Common Shares on any Purchase Date that are not sufficient to purchase a full Common Share shall be retained in the Participant’s account for the subsequent Offering Period, subject to earlier withdrawal by the Participant as provided in Section 9 hereof. Any additional amounts remaining in a Participant’s account following the purchase of Common Shares on any Purchase Date that are equal to, or in excess of, the amount required under this Section 7 to purchase at least one full Common Share shall be returned to the Participant as soon as reasonably practicable following the Purchase Date. During a Participant’s lifetime, a Participant’s option to purchase Common Shares hereunder is exercisable only by the Participant.

Section 8. Delivery of Common Shares; Withdrawal or Sale of Common Shares; Dividends.

(a)               As promptly as practicable after each Purchase Date of each Offering Period, the Company shall arrange for the delivery to each Participant, as appropriate, of a certificate representing the Common Shares purchased upon exercise of his or her option. Notwithstanding the foregoing, the Administrator may require that all Common Shares purchased under the Plan be held in an account (an “ESPP Share Account”) established in the name of the Participant (or in the name of the Participant and his or her spouse or domestic partner, as designated by the Participant on his or her subscription agreement), subject to such rules as determined by the Administrator and uniformly applied to all Participants, including designation of a brokerage or other financial services firm (an “ESPP Broker”) to hold such Common Shares for the Participant’s ESPP Share Account with registration of such Common Shares in the name of such ESPP Broker for the benefit of the Participant (or for the benefit of the Participant and his or her spouse or domestic partner, as designated by the Participant on his or her subscription agreement).

(b)              Each ESPP Share Account shall be established with the following default dividend policy. Cash dividends, if any, paid with respect to the Common Shares held in an ESPP Share Account under the Plan shall be automatically reinvested in Common Shares (net of any withholding taxes), unless the Participant directs otherwise. Any share dividend or other distribution made to the holders of Common Shares will be credited to and held in the Participant’s ESPP Share Account. The Administrator shall have the right at any time or from time to time upon notice to Participants to change the default dividend reinvestment policy.

Section 9. Voluntary Withdrawal; Termination of Employment.

(a)               A Participant may withdraw all, but not less than all, of the payroll deductions credited to such Participant’s account (that have not been used to purchase Common Shares) under the Plan by giving written notice to the Company or communicating with the Company in such other manner as the Company may authorize at least ten (10) business days prior to the Purchase Date of the Offering Period in which the withdrawal occurs. Withdrawal of payroll deductions shall be deemed to be a withdrawal from the Plan. All of the payroll deductions credited to such Participant’s account (that have not been used to purchase Common Shares) shall be paid to such Participant promptly after receipt of such Participant’s notice of withdrawal, and such Participant’s eligibility to participate in the Plan for the Offering Period in which the withdrawal occurs shall be automatically terminated. No further payroll deductions for the purchase of Common Shares shall be made for such Participant during such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions for such Participant shall not resume at the beginning of the succeeding Offering Period unless the Participant timely submits to the Company a new subscription agreement in accordance with the provisions of Section 5 hereof. A Participant’s withdrawal from an Offering Period shall not have any effect upon a Participant’s eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after termination of the Offering Period from which the Participant withdraws.

(b)              Upon termination of a Participant’s Continuous Status as an Employee prior to a Purchase Date of an Offering Period for any reason, including a Participant’s voluntary or involuntary termination, retirement or death, all the payroll deductions credited to such Participant’s account (that have not been used to purchase Common Shares) shall be returned to such Participant or, in the case of such Participant’s death, to the person or persons entitled thereto under Section 13 hereof, and such Participant’s option shall be automatically terminated. Such termination shall be deemed a withdrawal from the Plan.

(c)               In the event an Employee fails to remain in Continuous Status as an Employee of a Designated Subsidiary for at least twenty (20) hours per week during the Offering Period in which the Employee is a Participant, unless such Employee is on an approved leave of absence or a temporary reduction of hours, he or she will be deemed to have elected to withdraw from the Plan and the contributions credited to his or her account will be returned to him or her and his or her option terminated.

Section 10. Interest.

No interest shall accrue on or be payable by the Company or a Designated Subsidiary with respect to the payroll deductions of a Participant in the Plan.

Section 11. Common Shares Subject to Plan.

(a)               Subject to adjustment as provided in Section 17 hereof, the maximum aggregate number of Common Shares which shall be reserved for sale and issued under the Plan shall be 6,000,000 Common Shares. The Common Shares may consist, in whole or in part, of authorized and unissued Common Shares issued from treasury or Common Shares purchased on the open market or a combination thereof. If an outstanding option expires or is terminated pursuant to the Plan, the Common Shares allocable to the unexercised portion of the option shall again be available for issuance under the Plan. If the total number of Common Shares which would otherwise be subject to options granted pursuant to Section 3(a) hereof on an Enrollment Date exceeds the number of Common Shares then available under the Plan (after deduction of all Common Shares for which options have been exercised or are then outstanding), the Administrator shall make a pro rata allocation of the Common Shares remaining available for option grant in as uniform a manner as shall be practicable and as it shall determine to be equitable. In such event, the Administrator shall notify Participants of such reduction in the number of Common Shares affected thereby and shall similarly reduce the rate of payroll deductions, if necessary.

(b)              No Participant shall have rights as a shareholder of the Company, including voting rights, with respect to any option granted hereunder until the date on which the option is exercised and such Common Shares have been purchased by the Participant in accordance with Section 7 hereof.

(c)               Common Shares to be delivered to a Participant under the Plan will be registered in the name of the Participant or in the name of the Participant and his or her spouse or domestic partner, as designated by the Participant in his or her subscription agreement; provided that if the Administrator has determined that Common Shares shall be held in an ESPP Share Account held by an ESPP Broker in accordance with Section 9, Common Shares shall be registered in the name of such ESPP Broker for the benefit of the Participant or the Participant and his or her spouse or domestic partner, as designated by the Participant in his or her subscription agreement.

Section 12. Administration.

The Plan shall be administered by the Board and, to the extent administration is delegated by the Board, the Committee or its designees. The Board or the Committee shall have full power and authority, subject to the provisions of the Plan, to promulgate such rules and regulations as it deems necessary for the proper administration of the Plan, to interpret the provisions and supervise the administration of the Plan, and to take all action in connection therewith or in relation thereto as it deems necessary or advisable. Any decision reduced to writing and signed by a majority of the members of the Committee shall be fully effective as if it had been made at a meeting duly held. The Company shall pay all expenses incurred in the administration of the Plan except for brokerage fees or expenses associated with the sale or transfer of Common Shares by a Participant, which fees or expenses shall be borne by the Participant. No member of the Board or Committee shall be personally liable for any action, determination, or interpretation made in good faith with respect to the Plan, and all members of the Board or Committee and each other director or employee of the Company or its Designated Subsidiaries to whom any duty or power relating to the administration or interpretation of the Plan has been delegated shall be fully indemnified by the Company with respect to any such action, determination or interpretation unless, in each case, such action, determination or interpretation was taken or made by such person in bad faith and without reasonable belief that it was in the best interests of the Company.

The Plan shall be administered such that all eligible Employees of Designated Subsidiaries shall have equal rights and privileges under this Plan so that this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code or applicable Treasury regulations thereunder. Any provision of this Plan that is inconsistent with Section 423 or applicable Treasury regulations shall, without further act or amendment by the Company, the Board or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 or applicable Treasury regulations.

All decisions, determinations and interpretations of the Board or Committee shall be final and binding on all persons, including the Company, any Designated Subsidiary, the Employee (or any person claiming any rights under the Plan through any Employee) and any shareholder of the Company or any Subsidiary.

Section 13. Designation of Beneficiary.

(a)               A Participant may file, on forms supplied by and delivered to the Company (or by such other means as are designated from time to time by the Company or the Committee), a written designation of a beneficiary who is to receive any Common Shares and cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to the end of an Offering Period, as applicable, but prior to delivery to him or her of such Common Shares and/or cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to the Purchase Date of an Offering Period. If a Participant is married and the designated beneficiary is not the spouse or domestic partner, spousal or domestic partner consent shall be required for such designation to be effective.

(b)              Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company (or by such other means as are designated from time to time by the Company or the Committee). In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver the balance of the Common Shares and/or cash credited to the Participant’s account to the executor or administrator of the estate of the Participant or, if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Common Shares and/or cash to the spouse or domestic partner or to any one or more dependents or relatives of the Participant, or if no spouse, domestic partner, dependent or relative is known to the Company, then to such other person as the Company may designate.

Section 14. Transferability.

Neither payroll deductions credited to a Participant’s account nor any rights with regard to the exercise of an option or any rights to receive Common Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by the laws of descent and distribution or as provided in Section 13 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect.

Section 15. Use of Funds.

All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

Section 16. Reports.

Individual accounts shall be maintained by the Company for each Participant in the Plan. Statements of account shall be made available to each Participant and promptly following each Purchase Date, such statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Common Shares purchased and the remaining cash balance, if any. These statements of account may be made available by electronic transmission or through a Company intranet accessible to Participants, as the Company may determine.

Section 17. Effect of Certain Changes.

In the event of any change in the number of outstanding Common Shares by reason of any share dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of Common Shares, or other corporate change affecting the Common Shares, the Board or the Committee shall conclusively determine the appropriate equitable adjustments, if any, to be made under the Plan, including, without limitation, adjustments to the number of Common Shares which have been authorized for issuance under the Plan, but have not yet been placed under option, as well as the Purchase Price of each option under the Plan which has not yet been exercised.

In the event of a dissolution or liquidation of the Company, any Offering Period then in progress will terminate immediately prior to the consummation of such action, unless otherwise provided by the Board. In the event of a Corporate Transaction, each option outstanding under the Plan shall be assumed or an equivalent option shall be substituted by the successor corporation or a parent or subsidiary of such successor corporation. In the event that the successor corporation refuses to assume or substitute for outstanding options, the Offering Period then in progress shall be shortened and a new Purchase Date shall be set (the “New Purchase Date”), as of which date any Offering Period then in progress will terminate. The New Purchase Date shall be on or before the date of consummation of the transaction and the Board shall notify each Participant in writing that the Purchase Date for his or her option has been changed to the New Purchase Date and that his or her option will be exercised automatically on the New Purchase Date, unless prior to such date he or she has withdrawn from the Offering Period as provided in Section 9. For purposes of this Section 17, an option granted under the Plan shall be deemed to be assumed, without limitation, if, at the time of issuance of the shares or other consideration upon a Corporate Transaction, each holder of an option under the Plan would be entitled to receive upon exercise of the option the same number and kind of shares or the same amount of property, cash or securities as such holder would have been entitled to receive upon the occurrence of the transaction if the holder had been, immediately prior to the transaction, the holder of the number of Common Shares covered by the option at such time (after giving effect to any adjustments in the number of Common Shares covered by the option as provided for in this Section 17 hereof); provided that if the consideration received in the transaction is not solely common stock of the successor corporation (as defined in Section 424(e) of the Code), the Board may, with the consent of the successor corporation, provide for the consideration to be received upon exercise of the option to be solely common stock of the successor corporation equal in fair market value to the per Common Share consideration received by holders of Common Shares in the transaction.

Section 18. Amendment or Termination.

(a)               The Board may at any time and for any reason terminate or amend the Plan. Except as provided in Section 17, no such termination of the Plan may affect options previously granted, provided that the Plan or an Offering Period may be terminated by the Board on a Purchase Date or by the Board’s setting a new Purchase Date with respect to an Offering Period then in progress if the Board determines that termination of the Plan and/or the Offering Period is in the best interests of the Company and the shareholders or if continuation of the Plan and/or the Offering Period would cause the Company to incur adverse accounting charges as a result of a change after the effective date of the Plan in the generally accepted accounting rules applicable to the Plan. Except as provided in Section 17 and in this Section 18, no amendment to the Plan shall make any change in any option previously granted which materially and adversely affects the rights of any Participant. In addition, to the extent necessary to comply with Section 423 of the Code or any successor rule or provision or any applicable law, regulation or stock exchange requirement, the Company shall obtain shareholder approval in such a manner and to such a degree as so required.

(b)              Without shareholder consent and without regard to whether any Participant’s rights may be considered to have been materially and adversely affected, the Board shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Board determines in its sole discretion advisable which are consistent with the Plan.

Section 19. Notices.

All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when they are received in a timely manner in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

Section 20. Regulations and Other Approvals; Governing Law.

(a)               This Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the Province of Ontario and laws of Canada applicable therein.

(b)              The obligation of the Company to sell or deliver Common Shares with respect to options granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal, provincial, state, local and foreign securities laws, and the obtaining of all such approvals by governmental agencies or stock exchanges as may be deemed necessary or appropriate by the Administrator. As a condition to the exercise of an option, the Company may require a Participant exercising such option to represent and warrant at the time of any such exercise that the Common Shares are being purchased only for investment and without any present intention to sell or distribute such Common Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

Section 21. Withholding of Taxes; Notification to Company from Participant.

At a time a Participant’s option is exercised, in whole or in part, or at the time a Participant disposes (within the meaning of Section 424(c) of the Code) of some or all of the Common Shares he or she acquired under the Plan, the Participant shall make adequate provision for the federal, provincial, state, local or foreign tax withholding obligations, if any, of the Company or Designated Subsidiary which arise upon exercise or disposition, respectively. The Company or a Designated Subsidiary may, but shall not be obliged to, withhold from the Participant’s Compensation the amount necessary to meet such withholding obligations. If the Participant makes a disposition (within the meaning of Section 424(c) of the Code) of any Common Shares issued to the Participant pursuant to the Participant’s exercise of an option, and such disposition occurs within the two-year period commencing on the day after the Enrollment Date or within the one-year period commencing on the day after the Purchase Date, the Administrator shall notify the Company within thirty (30) days thereof. Thereafter immediately, the Company or a Designated Subsidiary may withhold from the Participant’s Compensation or the Participant may deliver to the Company or a Designated Subsidiary (as applicable) any amount of federal, provincial, state, local or foreign taxes and other amounts which the Company or the Designated Subsidiary informs the Participant may be required to be withheld. Each Participant shall be responsible for, and will indemnify the Company and its Designated Subsidiaries against any applicable taxes, including any interest or penalties relating thereto, to which the Participant may be subject as a result of the Participant’s participation in the Plan or the Participant’s sale of Common Shares acquired hereunder.

Section 22. Effective Date.

The Plan shall become effective upon the approval of the Plan by both the Board and the shareholders of the Company.

Section 23. No Right to Continued Employment, Etc.

Nothing contained in this Plan shall confer upon an Employee any right to the continuation of employment with the Company or a Designated Subsidiary or interfere in any way with the right of the Company or a Designated Subsidiary to terminate employment-related services, responsibilities, duties and authority to represent the Company or a Designated Subsidiary at any time for any reason whatsoever.

Section 24. Term of Plan.

Unless the Plan is sooner terminated by the Board under Section 18 hereof, no option shall be granted pursuant to the Plan and no Offering Period shall commence on or after February 23, 2025, but options theretofore granted may extend beyond that date.

Annex B: The Thomson Corporation
2005 Global Employee Stock Purchase Plan

Section 1. Purpose of Plan.

The Thomson Corporation 2005 Global Employee Stock Purchase Plan (the “Plan”) is intended to provide eligible Employees of The Thomson Corporation (the “Company”) and any Designated Subsidiary with an opportunity to purchase common shares of the Company (“Common Shares”). The Plan has been established as a means of further aligning the interests of Employees with those of the Company’s shareholders. The Plan is not intended to constitute an “employee stock purchase plan” within the meaning of Section 423 of the U.S. Internal Revenue Code of 1986, as amended.

Section 2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

• “Administrator” means the Board, or if and to the extent the Board delegates administration of the Plan, the Committee in accordance with Section 12 below.

• “Board” shall mean the Board of Directors of the Company.

• “Committee” shall mean the human resources committee appointed by the Board (or any successor committee of the Board or subcommittee established by the committee) or person or group of persons to whom such committee has delegated any or all of its powers to administer the Plan and to perform the functions set forth herein.

• “Common Shares” shall have the meaning set forth in Section 1 and shall include all shares or other securities issued in substitution for the Common Shares, as provided for in Section 17.

• “Company” shall have the meaning set forth in Section 1, and shall include any successor thereto.

• “Compensation” shall mean the total compensation paid to an Employee, including all salary, wages (including amounts elected to be deferred by the Employee, that would otherwise have been paid, under any cash or deferred arrangement or other deferred compensation program established by the Company), commissions, overtime pay and other remuneration paid directly to the Employee, but excluding referral and hiring bonuses, incentive bonuses, profit sharing, the cost of employee benefits paid for by the Company, education, tuition or other similar reimbursements, imputed income arising under any Company group insurance or benefit program, traveling expenses, business and moving expense reimbursements, income received in connection with stock options or other equity-based awards, contributions made by the Company under any employee benefit plan, and similar items of compensation.

• “Continuous Status as an Employee” shall mean the employment relationship with the Company or a Designated Subsidiary is not interrupted or terminated. Continuous Status as an Employee shall not be considered interrupted in the case of (i) a leave of absence agreed to in writing by the Company or a Designated Subsidiary, as appropriate; provided, however, that (x) such leave is for a period of not more than ninety (90) days or (y) reemployment with the Company or a Designated Subsidiary, as appropriate, is guaranteed by contract or statute upon expiration of such leave or (ii) transfers between locations or businesses of the Company or its Designated Subsidiaries.

• “Corporate Transaction” shall mean a proposed sale or conveyance of all or substantially all of the property and assets of the Company or any proposed merger, consolidation, amalgamation or offer to acquire all or any portion of the outstanding Common Shares of the Company or other transaction of a like nature.

• “Designated Subsidiary” shall mean a non-U.S. Subsidiary that has been designated by the Administrator from time to time in its sole discretion as having Employees eligible to participate in the Plan.

• “Employee” shall mean any person who is customarily employed for twenty (20) or more hours per week by the Company or a Designated Subsidiary. Notwithstanding the foregoing, from time to time, the Committee may establish different eligibility standards for employees of the Company or specified Designated Subsidiaries.

• “Enrollment Date” shall mean the first Trading Day of each Offering Period.

• “ESPP Broker” shall have the meaning set forth in Section 8 hereof.

• “ESPP Share Account” shall have the meaning set forth in Section 8 hereof.

• “Fair Market Value” shall mean, as of a particular date, the closing price in U.S. dollars of a Common Share on the New York Stock Exchange, provided, however, that (i) if the Common Shares are not traded on the New York Stock Exchange or (ii) in the discretion of the Administrator, such exchange does not reflect the fair market value of the Common Shares, then “Fair Market Value” shall mean the closing price of a Common Share on the other primary trading market for the Common Shares, which as of the date of this Plan is the Toronto Stock Exchange, such closing price to be converted into U.S. dollars at the U.S. Federal Reserve Bank’s noon exchange rate, in each case using such closing price reported in The Wall Street Journal or such other source as the Administrator deems to be reliable. If the Common Shares are not traded on the New York Stock Exchange or the Toronto Stock Exchange, the value of a Common Share as of a particular date shall be determined by the Administrator in its sole discretion in good faith.

• “New Purchase Date” shall have the meaning set forth in Section 17 hereof.

• “Offering Period” shall mean a period as described in Section 4 hereof.

• “Participant” shall mean an Employee who elects to participate in the Plan pursuant to Section 5 hereof.

• “Plan” shall have the meaning set forth in Section 1 hereof, as amended, including any supplements, schedules, guidelines, rules and regulations adopted by the Administrator from time to time.

• “Purchase Date” shall mean the last Trading Day of each Offering Period.

• “Purchase Price” shall mean an amount equal to 85% of the Fair Market Value of a Common Share on the Purchase Date.

• “Subsidiary” shall mean a corporation of which not less than 50% of the voting shares are held directly or indirectly by the Company, whether or not such entity now exists or is hereafter organized or acquired directly or indirectly by the Company.

• “Trading Day” shall mean a day on which the New York Stock Exchange (or the Toronto Stock Exchange, if such exchange is used to determine Fair Market Value) is open for trading.

Section 3. Eligibility.

(a)               Subject to the limitations set forth in Section 3(b) hereof, any person who is an Employee as of the Enrollment Date of a given Offering Period shall be eligible to participate in the Plan in accordance with Section 5 hereof and shall be granted an option for the Offering Period commencing on such Enrollment Date.

(b)              Notwithstanding any provision of the Plan to the contrary, no Employee shall be granted an option under the Plan to the extent that (i) such Employee (or any other person whose stock would be attributed to such Employee), immediately after the option is granted, would own capital stock and/or hold outstanding options to purchase capital stock possessing five percent (5%) or more of the total combined voting power or value of all classes of capital stock of the Company or of any Subsidiary or (ii) such grant would permit such Employee’s right to purchase capital stock under all employee stock purchase plans of the Company, and of any Subsidiary to accrue at a rate that exceeds twenty five thousand U.S. dollars (US$25,000) of Fair Market Value of such stock (determined at the time such option is granted) for any calendar year in which such option would be outstanding. Any amounts received from an Employee that cannot be used to purchase Common Shares as a result of this limitation shall be returned as soon as reasonably practicable to the Employee without interest.

Section 4. Offering Periods.

The Plan shall be implemented by a series of consecutive three-month Offering Periods, with a new Offering Period commencing on the first Trading Day on or after the first day of each calendar quarter (beginning January 1, 2006), or at such other time or times as may be determined by the Administrator, and ending on the last Trading Day on or before the end of each calendar quarter, or at such other time or times as may be determined by the Administrator. The Plan shall continue until terminated in accordance with Section 18 hereof. Subject to Section 18 hereof, the Administrator shall have the power to change the duration and/or the frequency of Offering Periods with respect to future offerings and shall use its reasonable efforts to notify Employees of any such change at least five (5) days prior to the scheduled beginning of the first Offering Period to be affected. In no event shall any option granted hereunder be exercisable more than twenty-seven (27) months from its date of grant.

Section 5. Enrollment; Participation.

(a)               On each Enrollment Date, the Company shall commence an offering by granting each eligible Employee who has elected to participate in such Offering Period pursuant to Section 5(b) hereof an option to purchase on the Purchase Date of such Offering Period up to a number of Common Shares determined by dividing each Employee’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account under the Plan as of such Purchase Date by the applicable Purchase Price; provided that such purchase shall be subject to the limitations set forth in Sections 3(b) and 11 hereof. Exercise of the option shall occur as provided in Section 7 hereof, unless the Participant has withdrawn his or her payroll deductions pursuant to Section 9. The option with respect to an Offering Period shall expire on the Purchase Date with respect to such Offering Period or the withdrawal date, if earlier.

(b)              An Employee may (subject to the limitations set forth in Section 3(b)) elect to become a Participant in the Plan by properly completing and submitting a subscription agreement in accordance with such procedures as may be specified by the Company, authorizing the Company or a Designated Subsidiary to make payroll deductions (as set forth in Section 6 hereof) at least ten (10) business days prior to the applicable Enrollment Date unless a later time for submitting the subscription agreement is set by the Administrator for all Employees. Unless a Participant, by giving written notice (or by such other means or other notice as may from time to time be prescribed by the Administrator) to the Company or a Designated Subsidiary, as applicable, elects not to participate with respect to any subsequent Offering Period, the Participant shall be deemed to have accepted each new offer and to have authorized payroll deductions in respect thereof during each subsequent Offering Period.

Section 6. Payroll Deductions.

(a)               An Employee may, in accordance with rules and procedures adopted by the Administrator and subject to the limitation set forth in Section 3(b) hereof, authorize payroll deductions in amounts which are not less than one percent (1%) and not more than ten percent (10%) of such Employee’s Compensation on each payday occurring during an Offering Period (or such other maximum percentage as the Administrator may establish from time to time before an Offering Period). Payroll deductions shall commence on the first payroll paid following the Enrollment Date (but if such date is not administratively practicable, by the second payroll paid following the Enrollment Date), and shall end on the last payroll paid prior to the Purchase Date of the Offering Period to which the subscription agreement is applicable, unless earlier terminated by the Participant’s withdrawal from the Plan or termination of the Participant’s Continuous Status as an Employee as provided in Section 9. A Participant may decrease (but not increase) his or her rate of payroll deductions at any time during an Offering Period, but not more frequently than once during each Offering Period, or as may be determined by the Administrator prior to the commencement of an Offering Period, by giving written notice to the Company (or by such other means or other notice as may from time to time be prescribed by the Administrator). The change in rate shall be effective as soon as administratively possible, but in no event later than the first full payroll period commencing five (5) or more business days after the Company’s receipt of the new subscription agreement.

(b)              All payroll deductions made by a Participant shall be credited to such Participant’s account under the Plan and shall be withheld in whole percentages only. A Participant may not make any payments into such account except payments made through payroll deductions as provided in the Plan. Crediting to the Participant’s account shall occur as soon as it is administratively reasonable after the deductions are withheld from the Employee’s Compensation.

(c)               Notwithstanding the foregoing, to the extent necessary to comply with Section 3(b) hereof, a Participant’s rate of payroll deductions may be decreased by the Company to zero percent (0%) at any time during an Offering Period. Payroll deductions shall recommence at the rate provided for in such Participant’s subscription agreement at the beginning of the first Offering Period which is scheduled to commence in the following calendar year, unless a Participant increases or decreases the rate of his or her payroll deductions as provided in Section 6(a) hereof, or terminates his or her participation in the Plan as provided in Section 9.

Section 7. Purchase of Common Shares.

Unless a Participant withdraws from the Plan as provided in Section 9 hereof, such Participant’s election to purchase Common Shares shall be exercised automatically on each Purchase Date, and the maximum number of whole Common Shares subject to the option shall be purchased for each Participant at the applicable Purchase Price with the accumulated payroll deductions in each Participant’s account as of the Purchase Date (subject to such limitations as set forth in the Plan). No fractional Common Shares may be purchased hereunder. Any payroll deductions accumulated in a Participant’s account following the purchase of Common Shares on any Purchase Date that are not sufficient to purchase a full Common Share shall be retained in the Participant’s account for the subsequent Offering Period, subject to earlier withdrawal by the Participant as provided in Section 9 hereof. Any additional amounts remaining in a Participant’s account following the purchase of Common Shares on any Purchase Date that are equal to, or in excess of, the amount required under this Section 7 to purchase at least one full Common Share shall be returned to the Participant as soon as reasonably practicable following the Purchase Date. During a Participant’s lifetime, a Participant’s option to purchase Common Shares hereunder is exercisable only by the Participant.

Section 8. Delivery of Common Shares; Withdrawal or Sale of Common Shares; Dividends.

(a)               As promptly as practicable after each Purchase Date of each Offering Period, the Company shall arrange for the delivery to each Participant, as appropriate, of a certificate representing the Common Shares purchased upon exercise of his or her option. Notwithstanding the foregoing, the Administrator may require that all Common Shares purchased under the Plan be held in an account (an “ESPP Share Account”) established in the name of the Participant (or in the name of the Participant and his or her spouse or domestic partner, as designated by the Participant on his or her subscription agreement), subject to such rules as determined by the Administrator and uniformly applied to all Participants, including designation of a brokerage or other financial services firm (an “ESPP Broker”) to hold such Common Shares for the Participant’s ESPP Share Account with registration of such Common Shares in the name of such ESPP Broker for the benefit of the Participant (or for the benefit of the Participant and his or her spouse or domestic partner, as designated by the Participant on his or her subscription agreement).

(b)              Each ESPP Share Account shall be established with the following default dividend policy. Cash dividends, if any, paid with respect to the Common Shares held in an ESPP Share Account under the Plan shall be automatically reinvested in Common Shares (net of any withholding taxes), unless the Participant directs otherwise. Any share dividend or other distribution made to the holders of Common Shares will be credited to and held in the Participant’s ESPP Share Account. The Administrator shall have the right at any time or from time to time upon notice to Participants to change the default dividend reinvestment policy.

Section 9. Voluntary Withdrawal; Termination of Employment.

(a)               A Participant may withdraw all, but not less than all, of the payroll deductions credited to such Participant’s account (that have not been used to purchase Common Shares) under the Plan by giving written notice to the Company or communicating with the Company in such other manner as the Company may authorize at least ten (10) business days prior to the Purchase Date of the Offering Period in which the withdrawal occurs. Withdrawal of payroll deductions shall be deemed to be a withdrawal from the Plan. All of the payroll deductions credited to such Participant’s account (that have not been used to purchase Common Shares) shall be paid to such Participant promptly after receipt of such Participant’s notice of withdrawal, and such Participant’s eligibility to participate in the Plan for the Offering Period in which the withdrawal occurs shall be automatically terminated. No further payroll deductions for the purchase of Common Shares shall be made for such Participant during such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions for such Participant shall not resume at the beginning of the succeeding Offering Period unless the Participant timely submits to the Company a new subscription agreement in accordance with the provisions of Section 5 hereof. A Participant’s withdrawal from an Offering Period shall not have any effect upon a Participant’s eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after termination of the Offering Period from which the Participant withdraws.

(b)              Upon termination of a Participant’s Continuous Status as an Employee prior to a Purchase Date of an Offering Period for any reason, including a Participant’s voluntary or involuntary termination, retirement or death, all the payroll deductions credited to such Participant’s account (that have not been used to purchase Common Shares) shall be returned to such Participant or, in the case of such Participant’s death, to the person or persons entitled thereto under Section 13 hereof, and such Participant’s option shall be automatically terminated. Such termination shall be deemed a withdrawal from the Plan.

(c)               In the event an Employee fails to remain in Continuous Status as an Employee of a Designated Subsidiary for at least twenty (20) hours per week during the Offering Period in which the Employee is a Participant, unless such Employee is on an approved leave of absence or a temporary reduction of hours, he or she will be deemed to have elected to withdraw from the Plan and the contributions credited to his or her account will be returned to him or her and his or her option terminated.

Section 10. Interest.

No interest shall accrue on or be payable by the Company or a Designated Subsidiary with respect to the payroll deductions of a Participant in the Plan.

Section 11. Common Shares Subject to Plan.

(a)               Subject to adjustment as provided in Section 17 hereof, the maximum aggregate number of Common Shares which shall be reserved for sale and issued under the Plan shall be 2,000,000 Common Shares. The Common Shares may consist, in whole or in part, of authorized and unissued Common Shares issued from treasury or Common Shares purchased on the open market or a combination thereof. If an outstanding option expires or is terminated pursuant to the Plan, the Common Shares allocable to the unexercised portion of the option shall again be available for issuance under the Plan. If the total number of Common Shares which would otherwise be subject to options granted pursuant to Section 3(a) hereof on an Enrollment Date exceeds the number of Common Shares then available under the Plan (after deduction of all Common Shares for which options have been exercised or are then outstanding), the Administrator shall make a pro rata allocation of the Common Shares remaining available for option grant in as uniform a manner as shall be practicable and as it shall determine to be equitable. In such event, the Administrator shall notify Participants of such reduction in the number of Common Shares affected thereby and shall similarly reduce the rate of payroll deductions, if necessary.

(b)              No Participant shall have rights as a shareholder of the Company, including voting rights, with respect to any option granted hereunder until the date on which the option is exercised and such Common Shares have been purchased by the Participant in accordance with Section 7 hereof.

(c)               Common Shares to be delivered to a Participant under the Plan will be registered in the name of the Participant or in the name of the Participant and his or her spouse or domestic partner, as designated by the Participant in his or her subscription agreement; provided that if the Administrator has determined that Common Shares shall be held in an ESPP Share Account held by an ESPP Broker in accordance with Section 9, Common Shares shall be registered in the name of such ESPP Broker for the benefit of the Participant or the Participant and his or her spouse or domestic partner, as designated by the Participant in his or her subscription agreement.

Section 12. Administration.

The Plan shall be administered by the Board and, to the extent administration is delegated by the Board, the Committee or its designees. The Board or the Committee shall have full power and authority, subject to the provisions of the Plan, to promulgate such rules and regulations as it deems necessary for the proper administration of the Plan, to interpret the provisions and supervise the administration of the Plan, and to take all action in connection therewith or in relation thereto as it deems necessary or advisable. Any decision reduced to writing and signed by a majority of the members of the Committee shall be fully effective as if it had been made at a meeting duly held. The Company shall pay all expenses incurred in the administration of the Plan except for brokerage fees or expenses associated with the sale or transfer of Common Shares by a Participant, which fees or expenses shall be borne by the Participant. No member of the Board or Committee shall be personally liable for any action, determination, or interpretation made in good faith with respect to the Plan, and all members of the Board or Committee and each other director or employee of the Company or its Designated Subsidiaries to whom any duty or power relating to the administration or interpretation of the Plan has been delegated shall be fully indemnified by the Company with respect to any such action, determination or interpretation unless, in each case, such action, determination or interpretation was taken or made by such person in bad faith and without reasonable belief that it was in the best interests of the Company.

All decisions, determinations and interpretations of the Board or Committee shall be final and binding on all persons, including the Company, any Designated Subsidiary, the Employee (or any person claiming any rights under the Plan through any Employee) and any shareholder of the Company or any Subsidiary.

Section 13. Designation of Beneficiary.

(a)               A Participant may file, on forms supplied by and delivered to the Company (or by such other means as are designated from time to time by the Company or the Committee), a written designation of a beneficiary who is to receive any Common Shares and cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to the end of an Offering Period, as applicable, but prior to delivery to him or her of such Common Shares and/or cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to the Purchase Date of an Offering Period. If a Participant is married and the designated beneficiary is not the spouse or domestic partner, spousal or domestic partner consent shall be required for such designation to be effective.

(b)              Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company (or by such other means as are designated from time to time by the Company or the Committee). In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver the balance of the Common Shares and/or cash credited to the Participant’s account to the executor or administrator of the estate of the Participant or, if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Common Shares and/or cash to the spouse or domestic partner or to any one or more dependents or relatives of the Participant, or if no spouse, domestic partner, dependent or relative is known to the Company, then to such other person as the Company may designate.

Section 14. Transferability.

Neither payroll deductions credited to a Participant’s account nor any rights with regard to the exercise of an option or any rights to receive Common Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by the laws of descent and distribution or as provided in Section 13 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect.

Section 15. Use of Funds.

All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

Section 16. Reports.

Individual accounts shall be maintained by the Company for each Participant in the Plan. Statements of account shall be made available to each Participant and promptly following each Purchase Date, such statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of Common Shares purchased and the remaining cash balance, if any. These statements of account may be made available by electronic transmission or through a Company intranet accessible to Participants, as the Company may determine.

Section 17. Effect of Certain Changes.

In the event of any change in the number of outstanding Common Shares by reason of any share dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of Common Shares, or other corporate change affecting the Common Shares, the Board or the Committee shall conclusively determine the appropriate equitable adjustments, if any, to be made under the Plan, including, without limitation, adjustments to the number of Common Shares which have been authorized for issuance under the Plan, but have not yet been placed under option, as well as the Purchase Price of each option under the Plan which has not yet been exercised.

In the event of a dissolution or liquidation of the Company, any Offering Period then in progress will terminate immediately prior to the consummation of such action, unless otherwise provided by the Board. In the event of a Corporate Transaction, each option outstanding under the Plan shall be assumed or an equivalent option shall be substituted by the successor corporation or a parent or subsidiary of such successor corporation. In the event that the successor corporation refuses to assume or substitute for outstanding options, the Offering Period then in progress shall be shortened and a new Purchase Date shall be set (the “New Purchase Date”), as of which date any Offering Period then in progress will terminate. The New Purchase Date shall be on or before the date of consummation of the transaction and the Board shall notify each Participant in writing that the Purchase Date for his or her option has been changed to the New Purchase Date and that his or her option will be exercised automatically on the New Purchase Date, unless prior to such date he or she has withdrawn from the Offering Period as provided in Section 9. For purposes of this Section 17, an option granted under the Plan shall be deemed to be assumed, without limitation, if, at the time of issuance of the shares or other consideration upon a Corporate Transaction, each holder of an option under the Plan would be entitled to receive upon exercise of the option the same number and kind of shares or the same amount of property, cash or securities as such holder would have been entitled to receive upon the occurrence of the transaction if the holder had been, immediately prior to the transaction, the holder of the number of Common Shares covered by the option at such time (after giving effect to any adjustments in the number of Common Shares covered by the option as provided for in this Section 17 hereof); provided that if the consideration received in the transaction is not solely common stock of the successor corporation, the Board may, with the consent of the successor corporation, provide for the consideration to be received upon exercise of the option to be solely common stock of the successor corporation equal in fair market value to the per Common Share consideration received by holders of Common Shares in the transaction.

Section 18. Amendment or Termination.

(a)               The Board may at any time and for any reason terminate or amend the Plan. Except as provided in Section 17, no such termination of the Plan may affect options previously granted, provided that the Plan or an Offering Period may be terminated by the Board on a Purchase Date or by the Board’s setting a new Purchase Date with respect to an Offering Period then in progress if the Board determines that termination of the Plan and/or the Offering Period is in the best interests of the Company and the shareholders or if continuation of the Plan and/or the Offering Period would cause the Company to incur adverse accounting charges as a result of a change after the effective date of the Plan in the generally accepted accounting rules applicable to the Plan. Except as provided in Section 17 and in this Section 18, no amendment to the Plan shall make any change in any option previously granted which materially and adversely affects the rights of any Participant. In addition, to the extent necessary to comply with any applicable law, regulation or stock exchange requirement, the Company shall obtain shareholder approval in such a manner and to such a degree as so required.

(b)              Without shareholder consent and without regard to whether any Participant’s rights may be considered to have been materially and adversely affected, the Board shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in any currency, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Board determines in its sole discretion advisable which are consistent with the Plan.

Section 19. Notices.

All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when they are received in a timely manner in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

Section 20. Regulations and Other Approvals; Governing Law.

(a)               This Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the Province of Ontario and laws of Canada applicable therein.

(b)              The obligation of the Company to sell or deliver Common Shares with respect to options granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal, provincial, state, local and foreign securities laws, and the obtaining of all such approvals by governmental agencies or stock exchanges as may be deemed necessary or appropriate by the Administrator. As a condition to the exercise of an option, the Company may require a Participant exercising such option to represent and warrant at the time of any such exercise that the Common Shares are being purchased only for investment and without any present intention to sell or distribute such Common Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.

Section 21. Withholding of Taxes; Notification to Company from Participant.

At a time a Participant’s option is exercised, in whole or in part, or at the time a Participant disposes of some or all of the Common Shares he or she acquired under the Plan, the Participant shall make adequate provision for the federal, provincial, state, local or foreign tax withholding obligations, if any, of the Company or Designated Subsidiary which arise upon exercise or disposition, respectively. The Company or a Designated Subsidiary may, but shall not be obliged to, withhold from the Participant’s Compensation the amount necessary to meet such withholding obligations. Each Participant shall be responsible for, and will indemnify the Company and its Designated Subsidiaries against any applicable taxes, including any interest or penalties relating thereto, to which the Participant may be subject as a result of the Participant’s participation in the Plan or the Participant’s sale of Common Shares acquired hereunder.

Section 22. Effective Date.

The Plan shall become effective upon the approval of the Plan by both the Board and the shareholders of the Company.

Section 23. No Right to Continued Employment, Etc.

Nothing contained in this Plan shall confer upon an Employee any right to the continuation of employment with the Company or a Designated Subsidiary or interfere in any way with the right of the Company or a Designated Subsidiary to terminate employment-related services, responsibilities, duties and authority to represent the Company or a Designated Subsidiary at any time for any reason whatsoever.

Section 24. Term of Plan.

Unless the Plan is sooner terminated by the Board under Section 18 hereof, no option shall be granted pursuant to the Plan and no Offering Period shall commence on or after February 23, 2025, but options theretofore granted may extend beyond that date.

Annex C: The Thomson Corporation
Amended and Restated 2000 Stock Incentive Plan

Section 1. General Provisions

1.1. PURPOSE

The purpose of the Corporation’s Amended and Restated 2000 Stock Incentive Plan is to advance the interests of the Corporation by enabling grants of stock options and other equity-based awards to be made to selected Participants so as to provide an additional incentive to such Participants, encourage stock ownership by them and thereby increase their proprietary interest in the Corporation’s success and their desire to remain with TOC. The Plan will also assist TOC in attracting and retaining key Employees.

1.2. DEFINITIONS

The following capitalized terms used in the Plan have the respective meanings set forth in this Section 1.2:

(a)               “Administrator” means any person or group of persons to whom the Committee delegates any or all of its powers pursuant to Section 1.3(c)(v).

(b)              “Associate” means “associate” as defined by the Toronto Stock Exchange from time to time in its rules and regulations governing stock option plans, stock purchase plans and other related matters.

(c)               “Award” means an Option, SAR, RSU or other award granted pursuant to this Plan.

(d)              “Board” means the board of directors of the Corporation.

(e)               “Code” means the United States Internal Revenue Code of 1986, as amended, including all regulations thereunder.

(f)                 “Committee” means the Human Resources Committee of the Board, any successor committee of the Board, or any subcommittee established by the Committee to administer the Plan or person or group of persons to whom the Committee has delegated any or all of its powers to administer the Plan and to perform the functions set forth herein.

(g)              “Common Shares” means common shares in the capital of the Corporation, provided that “Common Shares” shall include all shares or other securities issued in substitution for the Common Shares as provided for in Section 1.6.

(h)              “Corporation” means The Thomson Corporation, and any successor thereto.

(i)                  “Disability” means an injury or disability occurring to a Participant who by reason thereof is determined by the Committee to be unable to perform the services to be performed by him or her for his or her Employer; provided, however, that in the case of ISOs, “Disability” means a disability within the meaning of Section 22(e)(3) of the Code.

(j)                  “Early Retirement” means retirement of the Participant under the retirement plans and policies applicable to the Participant prior to Normal Retirement.

(k)               “Employee” means any employee or officer of TOC or such other person as may be determined from time to time by the Committee.

(l)                  “Employer” means the Corporation or the Subsidiary which employs a Participant and, if more than one, such entity as determined for this purpose by the Committee.

(m)            “Fair Market Value” on any day means the closing price in U.S. dollars of a Common Share on the New York Stock Exchange on the immediately preceding trading day, or if not so traded on such date, the average of the closing bid and asked prices on such exchange for that date; provided, however, that (i) if the Common Shares are not traded on the New York Stock Exchange or (ii) in the discretion of the Committee, such exchange does not reflect the fair market value of the Common Shares, then “Fair Market Value” shall mean the closing price of a Common Share on the other primary trading market for the Common Shares, which as of the date of this Plan is the Toronto Stock Exchange, such closing price to be converted into U.S. dollars or other applicable currency in accordance with Section 2.2(b) hereof, in each case using such closing price reported in The Wall Street Journal or such other source as the Committee deems to be reliable. If the Common Shares are not traded on the New York Stock Exchange or the Toronto Stock Exchange, the Committee shall determine in its sole discretion in good faith a method for determining “Fair Market Value” as of a particular date.

(n)              “Insider” means an “insider” as defined by the Toronto Stock Exchange from time to time in its rules and regulations governing Security Based Compensation Arrangements and other related matters.

(o)              “ISO” means an Option that qualifies as an incentive stock option within the meaning of Section 422 of the Code and is designated as such by the Committee at the date of its grant.

(p)              “Non-U.S. Participant” means a Participant who is not a “United States person” within the meaning of Section 7701(a)(30) of the Code, as either a citizen or resident.

(q)              “Normal Retirement” means (i) retirement of the Participant at or after the normal retirement time as provided for in the retirement plans and policies applicable to the Participant, and (ii) retirement of the Participant before the normal retirement time as provided for in such plans and policies in circumstances whereunder the retirement benefits of the Participant are not diminished.

(r)                 “Option” means an option granted under the Plan to purchase Common Shares.

(s)               “Participant” means any Employee selected by the Committee to participate in the Plan.

(t)                 “Plan” means this 2000 Amended and Restated Stock Incentive Plan of the Corporation, as amended, including any supplements, schedules, guidelines, rules and regulations adopted by the Committee, from time to time.

(u)              “Reduction Factor” means the difference between (i) 1.00, and (ii) the product of (A) 0.05, and (B) the number of full periods and partial period of twelve months remaining until the Participant would qualify for Normal Retirement.

(v)              “Retirement” means Normal Retirement or Early Retirement.

(w)            “RSU” means a restricted share unit granted under the Plan.

(x)                “Stand Alone SAR” means a SAR not granted in tandem with an Option.

(y)              “SAR” means a stock appreciation right, and includes a Tandem SAR or a Stand Alone SAR granted under the Plan.

(z)                “Security Based Compensation Arrangement” means a “security based compensation arrangement” as defined by the Toronto Stock Exchange from time to time in its rules and regulations governing stock option plans, stock purchase plans, stock appreciation rights and other related matters.

(aa)         “Subsidiary” means any corporation of which at least a majority of the voting shares are at the time, directly or indirectly, owned by the Corporation, and includes any corporation in like relationship to a Subsidiary, whether or not such entity now exists or is hereafter organized or acquired directly or indirectly by the Corporation.

(bb)       “Tandem SAR” means a SAR granted in connection with an Option.

(cc)         “TOC” means the Corporation or any of its Subsidiaries, as the context requires.

(dd)       “U.S. Participant” means a Participant who is a “United States person” within the meaning of Section 7701(a)(30) of the Code, as either a citizen or resident.

1.3. ADMINISTRATION

(a)               The Plan shall be administered by the Committee.

(b)              Subject to the limitations of the Plan, the Committee shall have the responsibility and authority to:

(i)                  select those Employees who shall participate in the Plan; and

(ii)               grant Awards under the Plan to Participants and determine the timing of such Awards.

(c)               Subject to the limitations of the Plan, the Committee shall be empowered to:

(i)                  establish any limitations, restrictions, terms and conditions upon any Awards under the Plan;

(ii)               interpret the Plan;

(iii)            adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable, including, without limitation, special guidelines and provisions for persons who are residing in, or subject to, the taxes and currencies of, countries other than the United States and Canada;

(iv)           make any other determination and take any other action in connection with the implementation and administration of the Plan as it may deem necessary or advisable or as the Board may direct, including, without limitation, correcting any defect or omission or reconciling any inconsistency in the Plan or an Award; and

(v)              delegate to any person or committee of persons any or all of its powers and authorities under the Plan, including, without limitation, authorizing any person to execute on behalf of the Corporation or any Subsidiary any instrument required to effectuate the grant of an Award previously approved by the Committee and maintaining records relating to Awards, vesting, exercises, forfeitures and expiration of Awards.

(d)              All decisions, determinations and interpretations of the Committee on matters within its authority shall be final, conclusive and binding upon TOC and all Participants, except as otherwise determined by the Board.

(e)               Each of TOC, the Board, the Committee and any Administrator may consult with professional advisors, including, without limitation, legal counsel, who may be counsel for TOC, the Board, the Committee, the Administrator or other counsel, with respect to its obligations or duties hereunder or with respect to any action or proceeding or any question of law and neither TOC nor any member of the Board or the Committee or any Administrator shall be liable with respect to any action taken or omitted by it pursuant to the advice of such counsel or any other action taken or omitted by it in good faith.

(f)                 To the fullest extent permitted by law, the Corporation shall indemnify and hold harmless each person who is a member of the Board, the Committee, or an Administrator with respect to any action, proceeding or claim of any kind made against such person resulting from any action taken or omitted by him or her in connection with the administration of the Plan unless, in each case, such action was taken or made by such person in bad faith and without reasonable belief that it was in the best interests of the Corporation.

1.4. PARTICIPATION

(a)               In selecting Participants and in granting Awards, the Committee may give consideration to:

(i)                  the functions and responsibilities of the Participant;

(ii)               his or her past, present and potential contributions to the profitability and growth of TOC;

(iii)            the value of his or her services to TOC; and

(iv)           other factors deemed relevant by the Committee.

(b)              Participation in the Plan is entirely discretionary. Neither the Plan nor any Award hereunder shall give any Participant any right with respect to continuance of employment or appointment by TOC, nor shall the Plan or any Award hereunder impose a limitation in any way on the right of TOC to terminate any Participant’s employment or appointment at any time. TOC does not assume responsibility for the income and other tax consequences for the Participants and each Participant is advised to consult with the Participant’s own tax advisors.

1.5. SHARES AVAILABLE, RESTRICTIONS AND FRACTIONS

(a)               The maximum number of Common Shares which may be issued under the Plan is 40,000,000 (provided that not more than 4,000,000 Common Shares or other awards based on Common Shares shall be granted under Section 5.1), subject to adjustment as provided in Section 1.6. The Common Shares may consist, in whole or in part, of authorized and unissued Common Shares held in treasury or Common Shares purchased on the open market or a combination thereof.

(b)              The maximum number of Common Shares which may be issued under Awards held by a Participant may not at any time exceed 5% of the number of outstanding Common Shares of the Corporation at such time determined on a non-diluted basis.

(c)               The maximum number of Common Shares for which Awards may be granted and which may be otherwise awarded under the Plan to a Participant during any one year period is 2,000,000 Common Shares, subject to adjustment as provided in Section 1.6.

(d)              The maximum number of Common Shares which may be issued under Awards held by a Participant and which may be issued under any other Security Based Compensation Arrangement of TOC:

(i)                  to all Insiders may not at any time exceed 10% of the number of outstanding Common Shares at such time determined on a non-diluted basis; and

(ii)               to an Insider and such Insider’s Associates during any one year period may not exceed 5% of the number of outstanding Common Shares at such time determined on a non-diluted basis.

(e)               The maximum number of Common Shares which may be issued under the Plan through ISOs is 4,000,000, subject to adjustment as provided for in Section 1.6.

(f)                 Any Common Share which could have been issued pursuant to an Award which Award that is, for any reason, cancelled, expired, forfeited or terminated without having been exercised in full shall again be available for Awards under the Plan.

(g)              No fractional shares shall be issued under the Plan, and the Committee shall determine, in its sole discretion, the manner in which fractional share values shall be treated for any purpose.

1.6. ADJUSTMENTS

In the event of any change in the number of outstanding Common Shares by reason of any stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of Common Shares, or other corporate change affecting the Common Shares, the Board or the Committee shall make appropriate adjustment in or substitution for:

(a)               the number or kind of shares or other securities reserved for issuance pursuant to the Plan;

(b)              the number or kind of shares or other securities subject to outstanding Awards;

(c)               the exercise price of shares or other securities subject to outstanding Awards; and

(d)              the number or kind of shares subject to any other Awards under the Plan;

provided, however, that no adjustment or substitution shall obligate the Corporation to issue or sell fractional shares and that all such adjustments or substitutions shall be subject to any required regulatory approval.

1.7. WITHHOLDING

TOC has the right to deduct from all amounts paid in cash, or to require, prior to the issuance or delivery of any Common Shares, payment by the Participant of an amount in cash equal to any taxes required by law to be withheld. In the case of issuance or delivery of Common Shares, TOC also has the right to retain, or sell without notice or to permit the Participant to elect to have TOC retain or sell, a sufficient number of Common Shares to cover the amount required to be withheld, or to withhold any such amount from the Participant’s salary. The Committee, in its sole discretion, may authorize, on such terms and conditions as it determines, that any such withholding obligation with regard to any Participant may also be satisfied by delivery by such Participant of Common Shares already owned.

1.8. EXPENSES

The expenses of administering the Plan shall be borne by TOC, except that brokerage fees or expenses associated with the sale or transfer of Common Shares by a Participant shall be borne by the Participant.

1.9. SALE OR MERGER

Notwithstanding any other provision of the Plan, if the Board or the Committee at any time determines it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of the Corporation or any proposed merger, consolidation, amalgamation or offer to acquire all or any portion of the outstanding Common Shares of the Corporation or other transaction of a like nature, TOC may give written notice to all Participants advising that, subject to such terms and conditions as determined by the Board or the Committee, (a) their respective Awards may be exercised only within a specified period not to be less than 20 days after such date of the notice and not thereafter and that all rights of the Participants under any Awards not exercised will terminate at the expiration of the specified period and (b) with respect to any other Awards granted under this Plan, will advise whether any restrictions or limitations will continue to remain in effect.

1.10. NON-EXCLUSIVITY

Nothing contained herein shall prevent TOC, the Board or the Committee from adopting other compensation arrangements, subject to regulatory and shareholder approval if required, and such arrangements may be either generally applicable or applicable only in specific cases. No Award or other benefit under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of TOC nor affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation, except as specifically provided in any such plan.

1.11. AMENDMENT

(a)               The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation. In addition, to the extent necessary to comply with any applicable law, regulation or stock exchange requirement, the Corporation shall obtain shareholder approval in such a manner and to such a degree as so required. No such amendment, suspension or termination shall materially and adversely affect any right granted under the Plan to any Participant without the consent of such Participant, except as required by law.

(b)              With the consent of the Participant affected thereby, the Committee may amend or modify the terms of any outstanding Option or SAR or any terms and conditions of any grant of other Awards in any manner to the extent that the Committee would have had the authority to make an initial grant of such Option, SAR or other Award as so modified or amended, and without limitation the Committee may change the date or dates on which an Option or a SAR becomes exercisable or for which any restrictions applicable with respect to any grants of other Awards apply.

1.12. LAWS

(a)               The Plan and all matters to which reference is made herein shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

(b)              Notwithstanding any other provision of the Plan or Award thereunder:

(i)                  the Committee may postpone any exercise of any Option, or the issue or delivery of any Common Shares pursuant to the Plan for such time as the Committee in its discretion may deem necessary in order to permit the Corporation to obtain shareholder approval, if required under applicable laws, or to effect or maintain registration of the Plan or the Common Shares issuable pursuant thereto under the securities laws of any applicable jurisdiction, or to determine that such shares and the Plan are exempt from such registration;

(ii)               TOC shall not be obligated by any provision of the Plan or Award thereunder to sell or issue Common Shares in violation of any laws, rules, regulations and policies of any governmental authority in any applicable jurisdiction; and

(iii)            the Corporation shall have no obligation to reserve or issue any Common Shares unless such shares shall have been duly listed, upon official notice of issuance, with each stock exchange on which the Common Shares are listed for trading.

1.13. PARTICIPANT NOT A SHAREHOLDER

A Participant shall have no rights as a shareholder of the Corporation with respect to any Common Shares covered by any Award until such time as and to the extent only that such Award has been (a) exercised, in the case of Options, SARs and related Awards or (b) vested, in the case of RSUs and related Awards.

1.14. EFFECTIVE DATE

The Plan, as amended and restated, was adopted by the Board on February 23, 2005 and shall become effective upon the subsequent approval by the shareholders of the Corporation.

Section 2. Options

2.1.  OPTION GRANTS

The Committee may, from time to time, grant Options to any Participant. At the time of granting an Award, the Committee may designate an Option as an ISO for purposes of the Code. Any ISOs granted by the Committee shall be subject to the requirements of Section 422 of the Code. No ISOs may be granted under the Plan after February 23, 2015.

2.2. EXERCISE PRICE

The Committee shall establish the exercise price at the time each Option is granted which exercise price:

(a)               may be in Canadian dollars, U.S. dollars or such other currency as determined by the Committee, and

(b)              shall in all cases be not less than 100% of the Fair Market Value of the Common Shares at the date of the Award (provided that where the exercise price of an Option is established in a currency other than U.S. dollars, the Fair Market Value of the Common Shares at the date of the Award shall be converted into the currency of the exercise price of the Option at the mid-market noon spot rate for exchange of such currency for U.S. dollars on the business day immediately preceding such date).

2.3. EXERCISE OF OPTIONS

(a)               Options shall not be exercisable later than ten (10) years after the date of granting an Award.

(b)              On granting an Option, the Committee may determine when any Option shall become exercisable and may determine that the Option shall be exercisable in installments and may impose such other restrictions as it shall deem appropriate. If the Committee determines that any Option is exercisable subject to certain limitations (including, without limitation, that such Option is exercisable only in installments or within certain time periods), the Committee may, in its sole discretion, waive such limitations on the exercisability at any time at or after grant in whole or in part (including, without limitation, waiving the installment exercise provisions or accelerating the time at which such Option may be exercised).

2.4. OTHER TERMS

(a)               Options shall be exercisable only during the lifetime of a Participant by the Participant or his or her legal guardian or representative and after death of a Participant only by the Participant’s legal representative.

(b)              Options shall not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant otherwise than by will or the laws of descent and distribution, provided that the Committee may determine at the time of grant or thereafter that an Option (other than an ISO) is transferable, to the extent permitted by applicable law, in whole or in part and in such circumstances and under such conditions as specified by the Committee.

(c)               Except as otherwise determined by the Committee:

(i)                  in the event that a Participant ceases to be an Employee for any reason other than death, Retirement, Disability or the Employer of such Participant ceasing to be a Subsidiary, each of the Options held by the Participant shall cease to be exercisable after such date;

(ii)               in the event that a Participant ceases to be an Employee as a result of death, each of the Options held by the Participant shall thereupon become fully exercisable and remain exercisable for a period of one year after such date, whether or not otherwise fully exercisable on that date;

(iii)            in the event that a Participant ceases to be an Employee as a result of Disability, Normal Retirement or by reason of the Participant’s Employer ceasing to be a Subsidiary, each of the Options held by the Participant shall thereupon become fully exercisable and shall remain exercisable for a period of six months after such date, whether or not otherwise fully exercisable on that date, provided that, in such circumstances other than in the case of Disability, all of the Participant’s Options that are ISOs shall only remain exercisable for a period of three months after such date;

(iv)           in the event that a Participant ceases to be an Employee as a result of Early Retirement, each of the Options held by the Participant that are not fully exercisable at such time shall thereupon become fully exercisable, provided that, each such Option shall become exercisable for a reduced number of Common Shares equal to the sum of (A) the number of Common Shares for which such Option was exercisable immediately prior to the Early Retirement, and (B) the product of (x) the number of Common Shares for which such Option has become exercisable as a result of this Section 2.4(c)(iv), and (y) the Reduction Factor. No such adjustment shall obligate the Corporation to issue or sell fractional shares. All of the Options held by a Participant who ceases to be an Employee as a result of Early Retirement which are exercisable prior to such Early Retirement as adjusted as provided in this Section 2.4(c)(iv), shall remain exercisable for a period of six months after the date of Early Retirement, provided that all of the Participant’s Options that are ISOs (adjusted as provided in this Section 2.4(c)(iv)) shall only remain exercisable for a period of three months after such date; and

(v)              in the event that a Participant shall die after ceasing to be an Employee and the Options held by the Participant shall be exercisable as provided in Sections 2.4(c)(iii) or 2.4(c)(iv), such Options shall be exercisable by his or her legal representative for a period of one year after such death notwithstanding the exercise periods provided in Sections 2.4(c)(iii) or 2.4(c)(iv), provided that all of the Participant’s Options that are ISOs (adjusted as provided in Section 2.4(c)(iv), if applicable) shall only remain exercisable for a period of three months after the Participant ceases to be an Employee.

Notwithstanding the above, no Option may be exercised beyond the stated termination or expiry date and the Committee may, in its absolute discretion, extend the exercise period of any Options (other than ISOs) held by a Participant that are vested at the time such Participant ceases to be an Employee, but only if: (A) such exercise period does not extend beyond the earlier of (i) 36 months after the Participant ceases to be an Employee and (ii) the stated termination or expiration date; and (B) such extension of the exercise period could not reasonably be expected to cause adverse tax consequences to any Participant under Section 409A of the Code and the regulations and guidance issued by the Department of the Treasury thereunder.

(d)              Each Award of Options shall be confirmed by an agreement executed by the Corporation and by the Participant, and such agreement shall specify the terms and conditions applicable to the Award.

(e)               Except as otherwise provided in an Award agreement, a Participant shall pay the exercise price in full for Options:

(i)                  in cash or by certified check, bank draft or money order payable to the order of the Corporation;

(ii)               with the consent of the Committee, through the delivery of Common Shares having an aggregate Fair Market Value on the date of payment equal to the aggregate exercise price, provided that any Common Shares delivered by a Participant hereunder must have been held by the Participant for a period of not less than six months if received by the Participant on the exercise of an Option and such Common Shares shall not be subject to any pledge or security interest;

(iii)            with the consent of the Committee, through the delivery of irrevocable instructions to a broker to deliver promptly to the Corporation an amount equal to the aggregate exercise price; or

(iv)           by any other method approved by the Committee or as specified in an Award agreement.

The Committee shall determine acceptable methods for providing notice of exercise, for tendering Common Shares or for delivering irrevocable instructions to a broker and may impose such limitations and conditions on the use of Common Shares or irrevocable instructions to a broker to exercise an Option as it deems appropriate.

Section 3. Stock Appreciation Rights

3.1. GRANTS OF SARS

The Committee may, from time to time, grant SARs to any Participant. Each grant of SARs shall be confirmed by an agreement executed by the Corporation and the Participant and such agreement shall specify the terms and conditions applicable to the Award. SARs shall not be exercisable later than ten (10) years after the date of granting an Award. Non-U.S. Participants may be granted Tandem SARs and/or Stand Alone SARs. U.S. Participants may only be granted Stand Alone SARs. Any such grant of Tandem SARs shall be included in the agreement referred to in Section 2.4(d) hereof.

3.2. EXERCISE

(a)               If a Participant exercises a Stand Alone SAR, such Participant shall be entitled to receive such number of Common Shares that in the aggregate have a Fair Market Value equal to the excess, if any, of: (i) the Fair Market Value of the Common Shares underlying the exercised Stand Alone SAR as of the date of exercise over (ii) the Fair Market Value of such Common Shares as of the date that the applicable Award was granted.

(b)              A Participant may only exercise a Tandem SAR at the same time, and to the same extent, that the Option related thereto is exercisable. Upon the exercise by a Participant of any Tandem SAR, the corresponding portion of the related Option shall be surrendered to the Corporation. On the exercise of a Tandem SAR, the Participant shall be entitled to receive an amount equal to the excess, if any, of (i) the Fair Market Value of such Option as of the date of exercise of the Option over (ii) the exercise price of such Option.

3.3. OTHER TERMS

(a)               Except as otherwise determined by the Committee, for Stand Alone SARs:

(i)                  in the event that a Participant ceases to be an Employee for any reason other than death, Retirement, Disability or the Employer of such Participant ceasing to be a Subsidiary, each of the SARs held by the Participant shall cease to be exercisable after such date;

(ii)               in the event that a Participant ceases to be an Employee as a result of death, each of the SARs held by the Participant shall thereupon become fully exercisable and remain exercisable for a period of one year after such date, whether or not otherwise fully exercisable on that date;

(iii)            in the event that a Participant ceases to be an Employee as a result of Disability, Normal Retirement or by reason of the Participant’s Employer ceasing to be a Subsidiary, each of the SARs held by the Participant shall thereupon become fully exercisable and shall remain exercisable for a period of six months after such date, whether or not otherwise fully exercisable on that date;

(iv)           in the event that a Participant ceases to be an Employee as a result of Early Retirement, each of the SARs held by the Participant that are not fully exercisable at such time shall thereupon become fully exercisable, provided that, each such SAR shall become exercisable for a reduced number of Common Shares equal to the sum of (i) the number of Common Shares for which such SAR was exercisable immediately prior to the Early Retirement, and (ii) the product of (A) the number of Common Shares for which such SAR has become exercisable as a result of this Section 3.3(a)(iv), and (B) the Reduction Factor. No such adjustment shall obligate the Corporation to issue or sell fractional shares. All of the SARs held by a Participant who ceases to be an Employee as a result of Early Retirement which are exercisable prior to such Early Retirement as adjusted as provided in this Section 3.3(a)(iv), shall remain exercisable for a period of six months after the date of Early Retirement; and

(v)              in the event that a Participant shall die after ceasing to be an Employee and the SARs held by the Participant shall be exercisable as provided in Sections 3.3(a)(iii) or 3.3(a)(iv), such SARs shall be exercisable by his or her legal representative for a period of one year after such death notwithstanding the exercise periods provided in Sections 3.3(a)(iii) or 3.3(a)(iv).

Notwithstanding the above, no Stand Alone SAR may be exercised beyond the stated termination or expiry date.

(b)              Tandem SARs shall terminate and cease to be exercisable on the termination of the related Option.

(c)               Stand Alone SARs shall be exercisable only during the lifetime of the Participant by the Participant or his or her legal guardian or representative and after death of a Participant only by the Participant’s legal representative.

(d)              Stand Alone SARs shall not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant otherwise than by will or the laws of descent and distribution, provided that the Committee may determine at the time of grant or thereafter that a Stand Alone SAR is transferable, to the extent permitted by applicable law, in whole or in part and in such circumstances and under such conditions as specified by the Committee.

(e)               Tandem SARs shall not be transferable, other than in the case of a surrender to the Corporation on exercise, except in the manner and to the extent that the related Option is transferable and any transfer of an Option shall be deemed to provide for a corresponding transfer of the related Tandem SAR.

Section 4. Restricted Share Units

4.1. RSU AWARDS

The Committee may, from time to time, grant RSUs to a Participant. Each grant of RSUs shall be confirmed by an agreement executed by the Corporation and the Participant and such agreement shall specify the terms and conditions applicable to the Award. For purposes of the Plan, each RSU is a right granted to a Participant to receive one Common Share upon specified vesting dates, subject to any additional terms and conditions set forth in the agreement between the Participant and the Corporation.

4.2. OTHER TERMS

(a)               Except as otherwise determined by the Committee:

(i)                  in the event that a Participant ceases to be an Employee as a result of Early Retirement or for any reason other than death, Normal Retirement, Disability or his/her Employer ceasing to be a Subsidiary, all rights, title and interest with respect to unvested RSUs shall be forfeited effective immediately upon the occurrence of such event; and

(ii)               if a Participant ceases to be an Employee as a result of death, Normal Retirement, Disability or by reason of his/her Employer ceasing to be a Subsidiary, all unvested RSUs shall vest in full effective immediately upon the occurrence of such event.

(b)              RSUs shall not be sold, assigned, transferred, pledged or otherwise encumbered by the Participant otherwise than by will or the laws of descent and distribution, provided that the Committee may determine at the time of grant or thereafter that an RSU is transferable, to the extent permitted by applicable law, in whole or in part and in such circumstances and under such conditions as specified by the Committee.

Section 5. Other Awards

5.1. OTHER AWARDS

The Committee may also grant awards of Common Shares and other awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value at the day of the grant of, Common Shares. Such awards shall be in such form, and dependent on such conditions, as the Committee shall determine, including, without limitation, the right to receive one or more Common Shares, or the equivalent cash value of such Common Shares, upon the completion of a specified period of service, the occurrence of an event or the attainment of specified performance objectives. Such awards may be granted alone or in addition to any other awards granted under the Plan. The Committee shall determine to whom and when such awards will be made, the number of Common Shares to be awarded under (or otherwise related to) such awards, whether such awards shall be settled in cash, Common Shares or a combination of cash and Common Shares, the currency in which any payments shall be made or any awards shall be denominated and all other terms and conditions of such awards.

The Committee may grant certain awards under this Section 5.1 expressed in terms of, or based on, one or more pre-established and objective TOC, market group, business unit or divisional financial or operational criteria or measures, including, without limitation, revenues, operating earnings, earnings per share, operating income, cash flows, return on equity or invested capital, market share, stock price, operating ratios, capital expenditures, costs or expenses, productivity improvement, working capital targets, or the accomplishment of mergers, acquisitions, dispositions, securities offerings, new product development, implementation or completion of critical projects or processes or similar extraordinary business transactions or events. Performance goals may be based on the performance of TOC or a market group, business unit or division generally, in the absolute or in relation to peers, or the performance of a particular Participant. In establishing performance goals, the Committee may establish different performance goals for individual Participants or groups of Participants. Performance goals may be weighted to reflect relative significance for the performance period. Such criteria or measures may be, but are not required to be, calculated in accordance with generally accepted accounting principles (“GAAP”) applicable to TOC. However, as applicable, any non-GAAP criteria or measures shall be calculated in a manner consistent with the methods used for the purpose of preparing the annual consolidated financial statements of, and other public disclosures made by, TOC.

The Thomson Corporation
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Tel 203.539.8000	Tel 416.360.8700
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